                                                Filed pursuant to Rule 424(b)(1)
                                                Registration Number 333-58447

PROSPECTUS
----------
                                1,580,000 SHARES

                          [LOGO OF uBID APPEARS HERE]

                                  COMMON STOCK

                                  ----------

  All of the 1,580,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by uBid, Inc. ("uBid" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock. For a discussion relating to factors to be considered in determining the initial public offering price, see "Underwriting."

  Shares of Common Stock may be reserved for sale at the initial public offering price to the Company's employees, directors and other persons with relationships with the Company. Such employees, directors and other persons may purchase, in the aggregate, not more than 10% of the Common Stock offered hereby. See "Underwriting."

  The Company has been approved for listing of the Common Stock on the Nasdaq National Market under the symbol "UBID," subject to official notice of issuance.

  The Company is currently a wholly-owned subsidiary of Creative Computers, Inc. (the "Parent"). Upon completion of the Offering, the Parent will own approximately 82.3% of the outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). The Parent has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company in 1999 by means of a tax-free distribution to its stockholders but in no event prior to 180 days after consummation of the Offering. Only holders of the common stock of the Parent will receive shares of Common Stock in the tax-free distribution. Such distribution may adversely affect the market price of the Common Stock. See "Risk Factors," "Separation from the Parent" and "Certain Transactions."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

=================================================================================
                                      PRICE TO       UNDERWRITING     PROCEEDS TO
                                       PUBLIC        DISCOUNT (1)     COMPANY (2)
---------------------------------------------------------------------------------
Per Share........................      $15.00           $1.05           $13.95
---------------------------------------------------------------------------------
Total (3)........................    $23,700,000      $1,659,000      $22,041,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) The Company and the Parent have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1 million.
(3) The Company has granted the Underwriters an option to purchase up to an additional 237,000 shares of Common Stock exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $27,255,000, $1,907,850 and $25,347,150, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about December 9, 1998.

                               ----------------

MERRILL LYNCH & CO.                                     WILLIAM BLAIR & COMPANY

                               ----------------

               The date of this Prospectus is December 3, 1998.

                                            INNOVATION IN eCOMMERCE

                                            uBID is a live Internet
             [uBID logo]                    auction house where
                                            businesses and consumers
                                            set the price on and
                                            compete to win excess,
                                            refurbished, and limited
                                            merchandise through live-
                                            action bidding. To keep
                                            the excitement level high,
                                            uBID (www.ubid.com) has
                                            continuously-evolving
                                            product offerings and
                                            closes a multi-product
                                            auction every day of the
                                            week.

                                            NUMEROUS VENDOR
                                            RELATIONSHIPS

                                            uBID entered the
                                            electronic commerce
                                            industry to be a leader in
                                            the exciting frontier of
                                            the online auction sales
                                            format. uBID has developed
                                            relationships with over
                                            100 vendors and
                                            manufacturers of computer,
                                            consumer electronics and
                                            home and leisure products,
                                            from whom we acquire our
                                            inventory.

                                            POSITIVE CUSTOMER EXPERIENCE

                                            uBID'S hallmark is making
                                            sure customers get the
                                            personalized care they
                                            deserve. With a 100,000
                                            square-foot advanced
                                            shipping and configuration
                                            facility, customers
                                            receive their orders
  [Color photo of uBID Website home         quickly and accurately. If
                page]                       a customer ever does have
            www.uBID.com                    a concern, TOLL-FREE
                                            customer support is
                                            available from a
                                            professional,
                                            knowledgeable staff.

  uBID/SM/ IS THE REGISTERED SERVICE MARK OF uBID, INC. THIS PROSPECTUS ALSO INCLUDES REGISTERED SERVICE MARKS AND/OR TRADEMARKS OF OTHER ENTITIES.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data and information in this Prospectus (i) gives retroactive effect to the 100,000-for-one split of the Common Stock effected in June 1998, (ii) assumes a reverse split of approximately 0.73298-for-one of the Company's Common Stock effected November 30, 1998 and (iii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  uBid operates an online auction for excess merchandise, offering close-out and refurbished products to consumers and small to medium-sized businesses. The Company believes that its online auction represents an exciting sales format for users that leverages the interactive nature of the Internet. The Company's Internet auctions feature a rotating selection of brand name computer, consumer electronics and home and leisure products which typically sell at significant discounts to prices found at traditional retailers. uBid currently runs auctions seven days a week, offering on the average over 1,000 total items in each of its auctions. From its first auction in December 1997 through September 30, 1998, the Company auctioned over 138,000 merchandise units, registered over 120,000 users and recorded more than eight million visits to its Website. In the month of September alone, the Company auctioned approximately 38,000 merchandise units, registered over 21,000 users and recorded approximately 1.9 million visits to its Website.

  The Company's net revenues grew from $157,000 in the month of January 1998 to $5.8 million in September 1998 and $24.1 million for the nine months ended September 30, 1998. The Company had a net loss of approximately $3.0 million and an accumulated deficit of approximately $3.3 million for the nine months ended September 30, 1998 and as of September 30, 1998, respectively.

  The Company operates in the rapidly growing Internet commerce industry. Jupiter Communications estimates that U.S. retail consumer purchases of goods and services over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002. The single largest online retail category in the U.S. is projected to be computers and consumer electronics, which is forecast to grow from $836 million in 1997 to $10.5 billion by the year 2002. The personal computer and consumer electronics markets are characterized by significant quantities of excess merchandise due to extremely short product life cycles and the prevalence of returned items through the consumer retail channel. Because of the highly fragmented and relatively undeveloped liquidator channel, prices received by vendors for excess goods tend to be highly variable. The Company estimates that the value of such products exceeded $4 billion in 1997 in the U.S. alone.

  uBid's online auctions provide an ideal distribution channel for unpredictable, odd-lot quantities of close-out and refurbished goods. The frequency of the Company's auctions and its ability to continuously add new items allow vendors to dispose of inventory quickly to minimize the risk of price erosion. Online sales also allow vendors to liquidate excess merchandise directly to a nationwide audience, without cannibalizing their primary distribution channels. Furthermore, uBid offers customers a unique retail experience--the opportunity to set their own prices on popular, brand name products with the convenience of shopping 24 hours a day, seven days a week. The element of gamesmanship, combined with an ever-changing merchandise mix, entices customers to participate in the auction in hopes of "hitting the jackpot" and winning a bargain.

  The Company employs sophisticated merchandising techniques to manage the auction process, which allows the Company to maximize revenues on products put into auction. uBid's sophisticated auction management methodology capitalizes on the Company's direct marketing and merchandising expertise to help predict the level of customer traffic to the Website, the appropriate product mix of each auction and the ultimate price realized on each product.

  The Company has designed its online auctions to offer a superior customer experience and to encourage repeat visits by customers and potential customers. The Company believes it offers a consistently superior experience to its customers through an entertaining and fast auction process, tight control of the order process and a high level of customer support. Approximately 90% of the products shipped from the Company's warehouse are shipped the next business day after an auction closes. In addition, uBid has established multiple channels for communicating with customers before and after the sale, including telephone, e-mail and online support. The Company has also incorporated other features to encourage repeat visits, including a personalized page with a user's bidding history. Repeat customers accounted for approximately 68% of customer orders for the three months ended September 30, 1998.

  In the electronic commerce industry, a strong brand is critical to creating a high level of vendor awareness and attracting customer traffic. Accordingly, the Company's strategy is to aggressively increase its visibility and brand recognition through a variety of marketing and promotional efforts. Specifically, the Company intends to increase points of access by establishing relationships with other online companies similar to its existing relationships with America Online, Inc. ("AOL"), CNET, Inc. ("CNET") and Wired Digital, Inc. ("Wired Digital").

  The Company obtains merchandise directly from computer, consumer electronics and home and leisure products manufacturers and indirectly through other vendors, such as retailers and distributors. Currently, this merchandise is sourced from over 100 vendors. uBid's merchandise has included brands such as AST, AT&T, Aiwa, Apple, Canon, Casio, Compaq, Dell, Gateway, Hewlett-Packard, IBM, JVC, Lexmark, Micron, NEC, Panasonic, Seagate, Sony, Toshiba and Uniden.

  The Company is currently a wholly-owned, indirect subsidiary of the Parent. The Company is a Delaware corporation with its principal executive offices located at 2525 Busse Road, Elk Grove Village, IL 60007, and its telephone number at that address is (847) 860-5000. The Company maintains a Website at www.ubid.com. The information contained in the Company's Website is not, and shall not be deemed to be, a part of this Prospectus.

                           SEPARATION FROM THE PARENT

  In June 1998, the Parent announced its intention to separate the Internet auction business of the Company and the associated assets and liabilities of such Internet auction business and operations from the Parent's other businesses and operations (the "Separation"). The Parent also announced its intention to consummate the Offering and to complete the Separation by the distribution to the Parent's stockholders in no event prior to 180 days after consummation of the Offering, subject to certain conditions and consents, of all of the Parent's remaining interest in the Company (the "Distribution"). For a period from the Offering Closing Date until three years from the date of the Distribution, the Company will be subject to restrictions on its ability to issue additional equity securities (but not debt securities), and these restrictions may impede the ability of the Company to raise necessary capital or to complete acquisitions using its equity securities. See "Risk Factors--Tax Indemnification Obligation; Limitations on Issuances of Equity Securities Following the Distribution" and "--Limited Ability to Issue Common Stock Prior to Distribution" and "Separation from the Parent--Conditions to the Distribution."

  The Company and the Parent have entered into or will enter into, on or prior to the consummation of the Offering, certain agreements providing for the Separation and Distribution and governing various interim and ongoing relationships between the companies after completion of the Offering and the Distribution, including an agreement between the Company and the Parent providing for the purchase by the Company of certain services from the Parent. The Company has amounts due to the Parent for working capital and fixed asset purchases (the "Payable"), which equaled approximately $3.7 million as of September 30, 1998. See "Separation from the Parent" and "Certain Transactions."

  On the Offering Closing Date, the Parent will own approximately 82.3% of the outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). See "Description of Capital Stock."

                                  THE OFFERING

Common Stock to be offered
 by the Company.............  1,580,000 shares

Common Stock to be
 outstanding after the
 Offering...................  8,909,883 shares (1)

Use of Proceeds.............  The net proceeds to be received by the Company from the Offering will be used for working capital, including the Company's planned advertising and brand development expenditures and for development of the Company's infrastructure in order to support growth. See "Use of Proceeds."

Nasdaq National Market
 Symbol for Common Stock....  UBID
--------
(1) Excludes employee and director stock options of the Company to purchase an aggregate of 869,690 shares of Common Stock of the Company outstanding as of September 30, 1998 at a weighted average exercise price of $.71 per share. All of the options granted are exercisable only in the event of an initial public offering or a Sale or Merger (each as defined in the option agreement). The terms of the options provide for vesting, generally over a five-year period, except for options to purchase 36,649 shares of Common Stock which will vest on the Offering Closing Date. However, assuming all options are exercised, additional dilution to new stockholders would be approximately $.11 per share. In addition, upon completion of the Distribution, certain stock options exercisable for shares of common stock, par value $.001 per share, of the Parent ("Parent Common Stock") will be converted into stock options exercisable for shares of Parent Common Stock and Common Stock. It is not possible to specify how many shares of Common Stock will be subject to such stock options, as it is not known how many stock options to purchase Parent Common Stock will remain unexercised and outstanding by the record date for the Distribution. However, based on the number of options to purchase Parent Common Stock outstanding on September 30, 1998, options to purchase 854,893 shares of Parent Common Stock would become options to purchase 854,893 shares of Parent Common Stock and 612,017 shares of Common Stock at an estimated weighted average exercise price of $4.57 per share, based on the market price of Parent Common Stock at September 30, 1998 ($8.25) and the initial public offering price of the Common Stock. As a result of the Distribution, any options to purchase Parent Common Stock issued after the Offering Closing Date will not be convertible into options to purchase Common Stock.

                                  RISK FACTORS

  Purchasers of Common Stock in the Offering should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                       SUMMARY HISTORICAL FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

  Set forth below is summary historical financial and operating data of the Company for the periods indicated, which have been derived from the Company's audited financial statements. The summary historical financial data set forth below should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary historical financial data set forth below is not necessarily indicative of the results of operations or financial position which would have resulted had the Offering and the Separation occurred at the beginning of each period presented.

                                   INCEPTION     THREE MONTHS  THREE MONTHS   THREE MONTHS   NINE MONTHS
                                (APRIL 1, 1997)     ENDED          ENDED          ENDED         ENDED
                                TO DECEMBER 31,   MARCH 31,      JUNE 30,     SEPTEMBER 30, SEPTEMBER 30,
                                      1997           1998          1998           1998          1998
                                ---------------- ------------ --------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
  Net revenues................     $       9      $   2,075      $   6,751      $  15,299     $  24,125
  Gross profit................             1            184            496          1,253         1,933
  Loss from operations........          (287)          (864)          (937)        (1,020)       (2,821)
  Net loss....................          (313)          (895)          (993)        (1,092)       (2,980)
  Basic and diluted net loss
   per share (1)..............     $   (0.04)     $   (0.12)     $   (0.14)     $   (0.15)    $   (0.41)
  Shares used to compute basic
   and diluted net loss per
   share (1)..................     7,329,883      7,329,883      7,329,883      7,329,883     7,329,883
                                  DECEMBER 31,
                                      1997            SEPTEMBER 30, 1998
                                ---------------- ----------------------------
                                     ACTUAL         ACTUAL    AS ADJUSTED (2)
                                ---------------- ------------ ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents...     $     --       $     --       $  21,041
  Working capital.............            31           (624)        20,417
  Total assets................           358          6,048         27,089
  Advances from the Parent....           670          3,709          3,709
  Total stockholder's equity
   (deficit)..................          (312)        (3,292)        17,749

--------
(1) See Notes 1 and 7 of the notes to the financial statements for an explanation of the number of shares used in computing the amount of basic and diluted net loss per common share.

(2) Adjusted to reflect the sale of 1,580,000 shares of the Company's Common Stock in the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the matters set forth in the following risk factors and elsewhere in this Prospectus. See "--Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXTREMELY LIMITED OPERATING HISTORY

  The Company was incorporated in September 1997 and began conducting auctions on the Internet in December 1997. Prior to the incorporation of the Company, the Parent, beginning on April 1, 1997 ("Inception"), funded certain startup and development activities. Accordingly, there is an extremely limited operating history upon which to base an evaluation of the Company and its business and prospects. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Such risks for the Company include: an evolving and unpredictable business model; management of growth; the Company's ability to anticipate and adapt to a developing market; acceptance by customers of the Company's Internet auctions and excess merchandise sold at such auctions; dependence upon the level of auction activity; development of equal or superior Internet auctions by competitors; dependence on vendors for merchandise; dependence on the Parent for certain services; and the ability to identify, attract, retain and motivate qualified personnel. To address these risks, the Company must, among other things, continue to expand its vendor channels and buyer resources, increase traffic to its Website, maintain its customer base and attract significant numbers of new customers, respond to competitive developments, implement and execute successfully its business strategy and continue to develop and upgrade its technologies and customer services. There can be no assurance that the Company will be successful in addressing these risks. In addition, the Company's limited operating history prevents the use of period-to-period comparisons of its financial results. The financial information included herein may not necessarily provide any indication as to expected or possible results of operations, financial condition and cash flows of the Company in the future or what the results of operations, financial condition and cash flows would have been had the Company been a separate, independent entity during the periods presented. See "--Dependence of the Company on the Parent for Certain Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CAPITAL; ABSENCE OF PARENT FUNDING

  The Company's working capital requirements and cash flow provided by operating activities can vary from quarter to quarter, depending on revenues, operating expenses, capital expenditures and other factors. The Company requires substantial working capital to fund its business. Since Inception, the Company has experienced negative cash flow from operations and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company currently anticipates that the net proceeds of the Offering, together with its existing capital resources, will be sufficient to meet the Company's capital requirements through the next 12 months, although there can be no assurance that the Company will not have additional capital needs prior to the end of such period. Thereafter, the Company expects that it will be required to raise additional funds. The Company is not currently operated as an independent company. Prior to the Offering, the Company's needs for working capital and general corporate purposes have been satisfied pursuant to the Parent's corporate-wide cash management policies. However, immediately after the Offering Closing Date, the Parent will not be required to provide funds to finance the Company's operations nor does the Parent currently anticipate providing such funds. If the Company is unable to obtain financing in the amounts desired and on acceptable terms, or at all, the Company may be required to reduce significantly the scope of its presently anticipated advertising and other expenditures, which could have a material adverse effect on the Company's growth prospects and the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICITS; ANTICIPATED LOSSES AND NEGATIVE CASH FLOW

  Since its formation, the Company has expended significant resources on its technology, Website development, advertising, hiring of personnel and startup costs. As a result, the Company has incurred losses since Inception and expects to continue to incur losses for the foreseeable future. The Company had an accumulated deficit of approximately $3.3 million at September 30, 1998. The Company intends to expend significant financial and management resources on brand development, marketing and advertising, Website development, strategic relationships, and technology and operating infrastructure. Primarily as a result of the significant increase in marketing and promotional expenses, the Company expects to incur additional losses, and such losses are expected to increase significantly from current levels. Because the Company has relatively low gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased levels of net revenue. In addition, the Company historically has had relatively low operating margins and plans to continue to increase its operating expenses significantly in order to increase its customer base, increase the size of its staff, expand its marketing efforts to enhance its brand image, increase its visibility on other companies' high-traffic Websites, purchase larger volumes of merchandise to be sold at auction, increase its software development efforts, and support its growing infrastructure. Moreover, to the extent that increases in such operating expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company's revenues will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate positive cash flow from operations in future periods. The Company has made and expects in the future to continue to make significant investments in infrastructure and personnel in advance of levels of revenue necessary to offset such expenditures. As a result, these expenditures are based on the Company's operating plans and estimates of future revenues. Sales and operating results generally depend, among other things, on the volume and timing of orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Beginning in October 1997, the Company granted stock options to attract and retain key employees. These options were exercisable only in the event of a successful initial public offering or sale of the Company. Accordingly, the Company will record a non-cash charge to compensation in the quarter in which the Offering is consummated, calculated based upon the initial public offering price for the Common Stock. The Company expects to record a non-cash compensation charge of approximately $13.3 million over the five-year vesting period of such options. Based on those options that vest through November 16, 1998, the Company expects to record a compensation expense of approximately $5.9 million in the fourth quarter of 1998. See Note 5 to the financial statements.

UNPREDICTABILITY OF, AND FLUCTUATIONS IN, OPERATING RESULTS

  The Company's operating results are unpredictable and are expected to fluctuate in the future, due to a number of factors, many of which are outside the Company's control. These factors include: (i) the Company's ability to significantly increase its customer base, manage its inventory mix and the mix of products offered at auction, meet certain pricing targets, liquidate its inventory in a timely manner, maintain gross margins and maintain customer satisfaction; (ii) the availability and pricing of merchandise from vendors;
(iii) product obsolescence and price erosion; (iv) consumer confidence in encrypted transactions in the Internet environment; (v) the timing, cost and availability of advertising on other entities' Websites; (vi) the amount and timing of costs relating to expansion of the Company's operations; (vii) the announcement or introduction of new types of merchandise, service offerings or customer services by the Company or its competitors; (viii) technical difficulties with respect to consumer use of the auction format on the Company's Website; (ix) delays in shipments as a result of computer systems failures, strikes or other problems with the Company's delivery service or credit card processing providers; (x) the level of merchandise returns experienced by the Company; and

(xi) general economic conditions and economic conditions specific to the Internet and electronic commerce. As a strategic response to changes in the competitive environment, the Company may from time to time make certain service, marketing or supply decisions or acquisitions that could have a material adverse effect on the Company's quarterly results of operations and financial condition. The Company also expects that, in the future, it, like other retailers, may experience seasonality in its business. Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially adversely affected. See "--Extremely Limited Operating History" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAIN ACCEPTANCE OF THE uBID BRAND; EVOLVING AND UNPREDICTABLE BUSINESS
MODEL

  The Company believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the uBid brand will depend largely on the Company's success in increasing its customer base. If vendors do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering an entertaining and desirable way to purchase merchandise, the Company will be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain the uBid brand in response to competitive pressures, the Company is finding it necessary to increase its marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. If the Company is unable to or incurs significant expenses in an attempt to achieve or maintain a leading position in Internet commerce or to promote and maintain its brand, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business-- Business Strategy" and "--Sales and Marketing."

  The Company expects to expand the focus of its operations beyond the auction and sale of close-out and refurbished computer, consumer electronics and home and leisure products to the auction and sale of other excess merchandise. The Company also intends to continue to develop its business model and to explore other opportunities such as the use of the Company's Website as an advertising medium for services and products of other companies, promoting new or complementary products or sales formats and expanding the breadth and depth of products and services offered on its Website. In addition, in the next three months, the Company expects to begin offering credit to certain of its business customers that have been pre-qualified as having appropriate credit ratings. As its business model evolves, the Company risks diluting its brand, confusing customers and decreasing interest from vendors. In addition, the Company could be exposed to additional or new risks associated with these new opportunities. If the Company is unable to address these risks, the Company's business, results of operations and financial condition will be materially adversely affected.

COMPETITION

  The electronic commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. The Company currently or potentially competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors include: (i) various Internet auction houses such as ONSALE, eBay, Yahoo! Auctions, First Auction (the auction site for Internet Shopping Network, a wholly-owned subsidiary of Home Shopping Network Inc.), Surplus Auction (a wholly-owned subsidiary of Egghead, Inc.), WebAuction (the auction site for MicroWarehouse, Inc.) and Insight Auction (the auction site for Insight Enterprises, Inc.); (ii) a number of indirect competitors that specialize in electronic commerce or derive a substantial portion of their revenue from electronic commerce, including Internet Shopping Network, AOL and Cendant Corp.; (iii) a variety of other companies that offer merchandise similar to that of the Company but through physical auctions and with which the Company competes for sources of supply; (iv) personal computer manufacturers that have their own direct distribution channels for their excess inventory or refurbished products; and (v) companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, Inc., PC Connection, Inc. and the Parent, some of which already sell online or may devote more resources to Internet commerce in the future. In particular, ONSALE, Inc. began conducting auctions on the Internet in May 1995 and has established significant market share and brand name recognition for online auctions for computer-related equipment. In addition, AOL has taken a minority equity interest in Bid.com (formerly, Internet Liquidators International, Inc.), a competitor of the Company, and announced that the two companies have formed a strategic partnership under which revenue from Bid.com's auction platforms is shared with AOL and AOL provides a direct link for Bid.com's members to reach Bid.com's electronic commerce site on the Web. The Company has its own relationship with AOL pursuant to which the Company advertises on AOL and which provides AOL's members with a direct link to the Company's Website.

  The Company believes that the principal competitive factors affecting its market are the ability to attract customers at favorable customer acquisition costs, operate the Website in an uninterrupted manner and with acceptable speed, provide effective customer service and obtain merchandise at satisfactory prices. There can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, customer support, technical and other resources than the Company.

  Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. In addition, manufacturers may elect to liquidate their products directly. Increased competition is likely to result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than the Company. As a result, such competitors may be able to secure merchandise from vendors on more favorable terms than the Company, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their merchandise than can the Company. See "Business--Competition."

RELIANCE ON RELATIONSHIPS WITH ONLINE COMPANIES

  The Company depends to some extent and is increasing its dependence on relationships with other online companies. These relationships include, but are not limited to, agreements for anchor tenancy, promotional placements, sponsorships and banner advertisements. Generally, these agreements have terms for up to a year, are not exclusive and do not provide for guaranteed renewal. The risks included in this dependence include: (i) the possibility that a competitor will purchase exclusive rights to attractive space on one or more key sites; (ii) the uncertainty that significant spending on these relationships will increase the Company's revenues substantially or at all;
(iii) the possibility that potential revenue increases resulting from such spending will not occur within the time periods that the Company is expecting;
(iv) the possibility that space on other Websites or the same sites may increase in price or cease to be available on reasonable terms or at all; (v) the possibility that, if these relationships are successful, the Company may not be able to obtain adequate amounts of merchandise to meet the increased demand that is generated; (vi) the possibility that such online companies will be unable to deliver a sufficient number of customer visits or impressions; and (vii) the possibility that such online companies will compete with the Company for limited online auction revenues. Any termination of the Company's arrangements with other online companies could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Business--Sales and Marketing."

RISKS OF A PURCHASED INVENTORY MODEL

  The Company purchases a majority of its merchandise from vendors and thereby assumes the inventory and price risks of these products to be sold at auction. These risks are especially significant because much of the merchandise currently auctioned by the Company (e.g., computer, consumer electronics and home and leisure products) is characterized by rapid technological change, obsolescence and price erosion. Since the Company relies heavily on purchased inventory, its success will depend on its ability to liquidate its inventory rapidly through its auctions, the ability of its buying staff to purchase inventory at attractive prices relative to its resale value at auction, and its ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory. Due to the inherently unpredictable nature of auctions, it is impossible to determine with certainty whether an item will sell for more than the price paid by the Company. Further, because minimum opening bid prices for the merchandise listed on the Company's Website generally are lower than the Company's acquisition costs for such merchandise, there can be no assurance that the Company will achieve positive gross margins on any given sale. If the Company is unable to liquidate its purchased inventory rapidly, if the Company's buying staff fails to purchase inventory at attractive prices relative to its resale value at auction, or if the Company fails to predict with accuracy the resale prices for its purchased merchandise, the Company may be forced to sell its inventory at a discount or at a loss and the Company's business, results of operations and financial condition would be materially adversely affected. See "Business--Products and Merchandising" and "--Vendor Relationships."

RELIANCE ON MERCHANDISE VENDORS

  The Company depends upon vendors to supply it with excess merchandise for sale through the Company's Internet auctions, and the availability of such merchandise can be unpredictable. Since Inception, the Company has sourced merchandise from over 100 vendors. Merchandise acquired from 10 of these vendors has represented approximately 57% of the Company's gross merchandise sales since Inception. Merchandise acquired from one vendor, the Parent, represented over 90% of the merchandise sold by the Company in the first two months of operations, decreased to approximately 30% in March and April 1998, and represented less than 15% since May 1998. None of these vendors is subject to a long-term supply contract with the Company. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company or otherwise provide merchandise for sale in the Company's auctions or that the Company will be able to establish new vendor relationships that ensure merchandise will be available for auction on the Company's Website. A limited number of these vendors process and ship merchandise directly to the Company's customers. The Company has limited control over the shipping procedures of such vendors, and shipments could be subject to delays outside the control of the Company. Most merchandise sold by the Company carries a warranty supplied either by the manufacturer or the vendor. In addition, although the Company is not obligated to accept merchandise returns, the Company could be compelled to accept returns from customers for which the Company did not receive reimbursements from its vendors or manufacturers if such warranties are not honored. If the Company is unable to develop and maintain satisfactory relationships with vendors on acceptable commercial terms, if the Company is unable to obtain sufficient quantities of merchandise, if the quality of service provided by such vendors falls below a satisfactory standard or if the Company's level of returns exceeds its expectations, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business--Products and Merchandising," "--Vendor Relationships" and "--Customer Support and Service."

RELIANCE ON OTHER THIRD PARTIES

  In addition to its merchandise vendors, the Company's operations depend on a number of third parties for Internet/telecom access, delivery services, credit card processing and software services. The Company has limited control over these third parties and no long-term relationships with any of them. For example, the Company does not own a gateway onto the Internet, but instead, through the Parent, relies on an Internet service provider, Pacific Bell, to connect the Company's Website to the Internet. From time to time, the Company has experienced temporary interruptions in its Website connection and also its telecommunications access. Continuous or prolonged interruptions in the Company's Website connection or in its telecommunications access, or slow Internet transmissions, would have a material adverse effect on the Company's business, results of operations and financial condition. The Company uses UPS and Federal Express as its delivery services for substantially all of its products. Should either or both be unable to deliver the Company's products for a sustained time period as a result of a strike or other reason, the Company's business, results of operations and financial condition would be adversely affected. Under an agreement with the Parent, Paymentech processes a majority of the Company's credit card transactions. If, due to computer systems failures or other problems related to these third-party service providers, the Company experiences any delays in shipment, its business, results of operations and financial condition would be adversely affected. The Company's internally-developed auction software depends on operating system, database and server software that was developed and produced by and licensed from third parties. The Company has from time to time discovered errors and defects in the software from these third parties and, in part, relies, on these third parties to correct these errors and defects in a timely manner. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or the quality of products and services provided by such third parties falls below a satisfactory standard, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business-- Order Fulfillment," "--Technology" and "--Systems Operations."

RISK OF CAPACITY CONSTRAINTS; RELIANCE ON INTERNALLY-DEVELOPED SYSTEMS; SYSTEM DEVELOPMENT RISKS

  A key element of the Company's strategy is to generate a high volume of traffic to, and use of, its Website. The Company's revenues depend entirely on the number of customers who use its Website to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of the Company's Website, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to the Company's operating results, as well as to its reputation and its ability to attract and retain customers and maintain adequate customer service levels.

  The Company periodically has experienced minor systems interruptions, including Internet disruptions, which it believes may continue to occur from time to time. Any systems interruptions, including Internet disruptions, that result in the unavailability of the Company's Website or reduced order fulfillment performance would reduce the volume of goods sold, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is continually enhancing and expanding its transaction-processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on the Company's Website. There can be no assurance that the Company will be successful in these efforts or that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Website or timely expand and upgrade its systems and infrastructure to accommodate such increases. There can be no assurance that the Company's or its suppliers' network will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if the customer usage of the Company's Website increases. The Company's failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for its services and have a material adverse effect on its business, results of operations and financial condition. See "Business-- Technology" and "--Systems Operations."

MANAGEMENT OF POTENTIAL GROWTH; NEW MANAGEMENT TEAM

  The Company has rapidly and significantly expanded its operations and anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. This rapid growth has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. The Company expanded from two employees at Inception to 49 employees and 49 full-time equivalent contract personnel related to the Company's distribution center and call center at September 30, 1998, and its sales increased from approximately 50 units per week at the beginning of the first quarter of 1998 to over 6,500 units per week at September 30, 1998. The Company's new employees include a number of key managerial and technical employees who have not yet been fully integrated into the Company's management team, and the Company expects to add additional key personnel in the near future. Increases in the number of employees and the volume of merchandise sales have placed significant demands on the Company's management, which as of September 30, 1998 included only five executive officers. In order to manage the expected growth of its operations, the Company will be required to expand existing operations, particularly with respect to customer service and merchandising, to improve existing and implement new operational, financial and inventory systems, procedures and controls. The Company also will be required to expand its accounting staff. Further, the Company's management will be required to maintain relationships with various merchandise vendors, freight companies, warehouse operators, other Websites and services, Internet service providers and other third parties and to maintain control over the strategic direction of the Company in a rapidly changing environment. Historically, the Company has been dependent upon the Parent for various services, including administration (accounting, human resources, legal), Internet/telecom and joint marketing. See "--Dependence of the Company on the Parent for Certain Services." There can be no assurance that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to identify, hire, train, retain, motivate and manage required personnel or that management will be able to manage and exploit existing and potential market opportunities successfully. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business--Employees" and "Management."

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE; DEPENDENCE ON THE INTERNET

  The Internet and electronic commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing Website and proprietary technology obsolete. The Company's performance will depend, in part, on its ability to license or acquire leading technologies, enhance its existing services, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of Website and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its Website and proprietary technology to emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, or if the Company's Website does not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected. The success of the Company's services will depend in large part upon the development of an infrastructure for providing Internet access and services. The Internet could lose its viability due to delays in the development or adoption of new standards and protocols intended to handle increased levels of Internet activity or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed or that, if they are developed, the Internet will become a viable marketing and sales channel for excess merchandise such as that offered by the Company. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Company's services. The Company's ability to increase the speed with which it provides services to customers and to increase the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for the Company's services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. If the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace are not developed or if the Internet does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business--Industry Background," "--Technology" and "--Systems Operations."

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, laws applicable to auction companies and auctioneers, and laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for the Company's Internet auctions and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve. In addition, as the Company's service is available over the Internet in multiple states, and as the Company sells to numerous consumers resident in such states, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state. The Company is qualified to do business in only three states, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

  The Company's future performance depends to a significant degree upon the continued contributions of members of Company's senior management and other key personnel, particularly its CEO and President, Gregory K. Jones; Vice President-Information Systems, George Lu; Vice President-Merchandising, Timothy Takesue; and Vice President and Chief Financial Officer, Thomas E. Werner. The loss of any of these individuals could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, as a result of the Separation, the Company will need to employ additional personnel for certain functions that were previously performed by employees of the Parent. The Company has a long-term employment agreement with only one of its key personnel, Gregory K. Jones, and maintains no key person life insurance. In order to meet expected growth and to operate independently of the Parent, the Company believes that its future success will depend upon its ability to identify, attract, hire, train, motivate and retain other highly-skilled managerial, merchandising, engineering, marketing and customer service personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting, assimilating or retaining the necessary personnel, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees" and "Management."

RISK OF SYSTEM FAILURE; SINGLE SITE

  The Company's success is largely dependent upon its communications hardware and computer hardware, substantially all of which are located at a leased facility in Torrance, California. The Company's systems are vulnerable to damage from earthquake, fire, flood, power loss, telecommunication failure, break-in and similar events. The Company has redundant systems but not duplicate geographic locations. The Company plans to add a fully redundant site outside of California within the next 12 months. There can be no assurance that the second site will be established or that it can be established without interruption in the Company's systems. A substantial interruption in these systems would have a material adverse effect on the Company's business, results of operations and financial condition. To date, the Company has experienced variable interruptions to its service as a result of loss of power and telecommunications connections. The property and business interruption insurance covering the Company may not be adequate to compensate the Company for all losses that may occur. Despite the implementation of network security measures and firewall security by the Company, its servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of the Company's systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of the Company's services and products. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Technology," "--Systems Operations," "--Insurance Coverage" and "-- Facilities."

INTERNET COMMERCE SECURITY RISKS; RISK OF CREDIT CARD FRAUD

  A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed by the Parent from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. This technology will be made available to the Company after the Offering under the Internet/Telecommunications Agreement (as defined) with the Parent. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Technology" and "--Systems Operations."

PROTECTION OF INTELLECTUAL PROPERTY

  The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by each manager and technical measures to establish and protect its proprietary rights. The uBid/SM/ service mark is registered in the United States. There can be no assurance that the Company will be able to secure significant protection for its service marks or trademarks. It is possible that competitors of the Company or others will adopt product or service names similar to "uBid" or other service marks or trademarks of the Company, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect the name "uBid" adequately could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's proprietary software is protected by copyright laws. The source code for the Company's proprietary software also is protected under applicable trade secret laws.

  All patent, copyright and other proprietary rights with respect to the Company's auction processing and auction management applications and certain general purpose libraries are co-owned by the Company and the third-party developers of such applications and libraries pursuant to various agreements among such third-party developers and the Parent which the Parent has assigned to the Company. As co-owners of such software and libraries, the two co-developers and the Company have the right to grant licenses covering such software and libraries without the consent or notification of the other co-owners. In addition, the two co-developers have previously granted a license covering such software and libraries to the Parent (which is included in the rights being assigned to the Company under an Assignment and License Agreement with the Parent) and another third party. Such licensees have the right to use, distribute, re-license and otherwise modify the licensed source codes without royalties or further payment to any of the other co-developers or licensees.

  As part of its confidentiality procedures, the Company generally enters into agreements with its employees and consultants and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property.

  The Company may in the future receive notices from third parties claiming infringement by the Company's software or other aspects of the Company's business. While the Company is not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and require the Company to enter into royalty and licensing agreements, which could have a material adverse effect on the Company's business, results of operations and financial condition. Such royalty and licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, to protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company also relies on a variety of technology that it licenses from third parties. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability of the Company to maintain or obtain upgrades to any of these technology licenses could result in delays in completing its proprietary software enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially adversely affect the Company's business, results of operations and financial condition. See "Business-- Intellectual Property and Other Proprietary Rights."

RISKS ASSOCIATED WITH GLOBAL EXPANSION

  Although the Company currently may not sell merchandise to customers outside the United States due to contractual restrictions involving the Parent, it intends to do so in the future. The Company does not currently have any overseas fulfillment or distribution facility or arrangement or any Website content localized for foreign markets, and there can be no assurance that the Company will be able to establish a global presence. In addition, there are certain risks inherent in doing business on a global level, such as regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, difficulties in protecting intellectual property rights, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's global operations. In addition, the export of certain software from the United States is subject to export restrictions as a result of the encryption technology in such software and may give rise to liability to the extent the Company violates such restrictions. There can be no assurance that the Company will be able to successfully market, sell and distribute its products in foreign markets or that one or more of such factors will not have a material adverse effect on the Company's future global operations, and consequently, on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

  The Company may choose to expand its market presence through acquisitions of complementary businesses. Although no such acquisitions are currently being negotiated, any future acquisitions would expose the Company to increased risks, including risks associated with the assimilation of new operations, sites and personnel, the diversion of resources from the Company's existing businesses, sites and technologies, the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and its inability to overcome such risks could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF NONCOMPLETION OF A TAX-FREE DISTRIBUTION

  The Parent has announced that, subject to certain conditions, following the Offering, the Parent intends to distribute to its stockholders in 1999 all of the Common Stock owned by the Parent. See "Separation from the Parent-- Conditions to the Distribution" and "Certain Transactions--Separation and Distribution Agreement." The Company has received an opinion letter from PricewaterhouseCoopers LLP (the "PwC Opinion") to the effect that the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Distribution is conditional upon obtaining such an opinion letter in form and substance satisfactory to the Parent and confirmation of such opinion at the time of Distribution. The Parent may also decide, in its sole discretion, to seek a private letter ruling from the Internal Revenue Service ("IRS") in form and substance satisfactory to the Parent (the "Letter Ruling") consistent with the conclusions reached in the PwC Opinion. In that case, the Distribution would also be conditioned upon receipt of the Letter Ruling. The Parent intends to take all necessary steps to complete such a tax-free distribution after obtaining the PwC Opinion and the Letter Ruling, as applicable, but in no event will the Distribution occur prior to 180 days after consummation of the Offering. If the Parent decides to apply for the Letter Ruling, the Parent does not plan to distribute its shares of Common Stock to the Parent's stockholders without such a favorable Letter Ruling. Due to recent changes in the tax law and other factors, there is no assurance that the Parent will receive the Letter Ruling, or that it will receive it within the time frame contemplated, and, consequently, there is no assurance that the Distribution will occur or will occur within the time frame contemplated. The Distribution also is subject to the condition that no events or developments occur following the Offering Closing Date that, in the sole judgment of the Board of Directors of the Parent (the "Parent Board"), would or could result in the Distribution having a material adverse effect on the Parent or the Parent's stockholders. In addition, as a condition to the Distribution, the Parent will be required to obtain certain consents from third parties. There can be no assurance that any of the foregoing conditions, or any other conditions to the Distribution, will be satisfied, or that the Distribution will occur in the time frame contemplated or at all. The failure of the Distribution to occur could materially adversely affect the Company and the market price of the Common Stock. See "Separation from the Parent-- Background of the Separation and Distribution," "Certain Transactions--Tax Indemnification and Allocation Agreement" and "U.S. Federal Income Tax Consequences of the Distribution."

CONTROL OF THE COMPANY; RELATIONSHIP WITH THE PARENT

  Prior to the Offering Closing Date, the Company has been a wholly-owned, indirect subsidiary of the Parent. On the Offering Closing Date, the Parent will own approximately 82.3% of the outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). As a result, until the Distribution, the Parent generally will be able to control all matters requiring approval of the stockholders of the Company, including the election of all of the Company's directors. The Company's Board of Directors (the "Board") currently consists of three members, one of whom serves concurrently as a member of the Parent's Board. The Parent intends to maintain ownership of at least 80% of the voting power of the Common Stock until the Distribution can be completed. There can be no assurance that the Parent will complete the Distribution of the Common Stock held by it to the Parent's stockholders. If the Distribution is not effected, the Parent could maintain a controlling interest in the Company indefinitely, which may materially adversely affect the Company and the market price of the Common Stock. In addition, for so long as the Parent maintains a significant interest in the Company, the market price of the Common Stock may be adversely affected by events relating to the Parent which are unrelated to the Company. It is the intention of the Parent to complete the Distribution promptly but in no event prior to 180 days after consummation of the Offering. See "Separation from the Parent."

  Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. For benefit plan purposes, the Company will be part of the Parent's consolidated group, which includes the Parent and its other subsidiaries. Under the Employee Retirement Income Security Act of 1974, as amended, and federal income tax law, each member of the consolidated group is jointly and severally liable for funding and termination liabilities of tax qualified defined benefit retirement plans as well as certain plan taxes. Accordingly, during the period in which the Company is included in the Parent's consolidated group, the Company could be liable under such provisions in the event such liability or tax is incurred, and not discharged, by any other member of the Parent's consolidated group. See "Certain Transactions-- Tax Indemnification and Allocation Agreement."

DEPENDENCE OF THE COMPANY ON THE PARENT FOR CERTAIN SERVICES

  The Company historically has been dependent upon the Parent for various services, including administration (accounting, human resources, legal), Internet/telecom and joint marketing. Prior to the Offering Closing Date, the Company and the Parent intend to enter into an agreement under which the Parent will continue to provide these services to the Company in exchange for fees payable by the Company to the Parent, for an initial term expiring one year following the Offering Closing Date. After the initial term of such agreement, the Company will need to either extend the term of such agreement, engage others to perform such services or perform such services internally. No assurance can be given that the Parent will continue to provide the Company with such services after the initial term of the agreement, or that the cost of such services will not be significantly higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally. See "Certain Transactions--Services Agreement."

INTERCOMPANY AGREEMENTS NOT SUBJECT TO ARM'S-LENGTH NEGOTIATIONS; POSSIBLE COMPETITION FROM THE PARENT; INDEMNIFICATION OBLIGATIONS

  Prior to the Offering Closing Date, the Parent and the Company intend to enter into certain intercompany agreements, including agreements pursuant to which the Parent will provide various services, such as administration (accounting, human resources, legal), Internet/telecom and joint marketing, that are material to the conduct of the Company's business. Because the Company is a wholly-owned, indirect subsidiary of the Parent, none of these agreements will result from arm's-length negotiations and, therefore, there is no assurance that the terms and conditions of such agreements will be no less favorable to the Company as could be obtained by the Company from unaffiliated third parties. See "Certain Transactions." The Company's proposed intercompany agreements will provide that the Parent, for a period of nine months after the date of the Distribution ("Distribution Date"), will not compete in the online Internet auction business in substantially the same manner or format as currently conducted by the Company. After that period, the Parent will not be prohibited from competing directly or indirectly with the Company, including by way of acquiring other companies or businesses, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company has agreed to indemnify, defend and hold harmless the Parent and each of the Parent's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from: (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any liabilities of the Company in accordance with their respective terms; (ii) any breach by the Company of any of the intercompany agreements entered into by the parties in connection with the Separation and Distribution; and (iii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part. See "--No Duty to Communicate Corporate Opportunities" and "Certain Transactions-- Releases and Indemnification."

TAX INDEMNIFICATION OBLIGATION; LIMITATIONS ON ISSUANCES OF EQUITY SECURITIES FOLLOWING THE DISTRIBUTION

  As a condition to the Parent effecting the Distribution, the Company will be required to indemnify the Parent for any tax liability suffered by the Parent arising out of actions by the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution or to be taxable to the Parent for federal income tax purposes under Section 355 of the Code. For example, Section 355 generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the subsidiary is acquired by one or more persons acting pursuant to a plan or series of related transactions that include the spin-off. To ensure that issuances of equity securities by the Company will not cause the Distribution to be taxable to the Parent, the Tax Indemnification and Allocation Agreement contains certain restrictions on issuances of equity securities of the Company and its repurchase of equity securities until three years following the Distribution Date (the "Restriction Period"). Until the second anniversary of the Distribution Date, the Company cannot issue Common Stock and other equity securities (including the shares sold in the Offering) that would cause the number of shares of Common Stock to be distributed by the Parent in the Distribution to constitute less than 60% of the outstanding shares of Common Stock unless the Company first obtains either the consent of the Parent or a favorable IRS letter ruling that the issuance will not affect the tax-free status of the Distribution. After this period until the end of the third year from the Distribution Date, the Company cannot issue additional shares of Common Stock and other equity securities that, when combined with equity securities sold in and after the Offering, would cause the number of shares of Common Stock to be distributed by the Parent in the Distribution to constitute less than 55% of the outstanding shares of Common Stock unless the Company first obtains the consent of the Parent or a favorable IRS letter or opinion of tax counsel that the issuance would not affect the tax-free status of the Distribution. These restrictions on the issuance of equity securities may impede the ability of the Company to raise necessary capital or to complete acquisitions, if any, using equity securities. The foregoing prohibitions do not apply to issuances of debt securities of the Company that are not convertible into Common Stock or other equity securities. The same requirements for an IRS ruling, consent of the Parent or an opinion of counsel are applicable to any proposed repurchases of Common Stock during the Restriction Period. In the event that the Company is required to indemnify and reimburse the Parent for any tax liability incurred by the Parent arising out of the Distribution, such indemnification and reimbursement would have a material adverse effect on the business, results of operations and financial condition of the Company. See "--Limited Ability to Issue Common Stock Prior to Distribution," "Certain Transactions--Tax Indemnification and Allocation Agreement" and "U.S. Federal Income Tax Consequences of the Distribution."

CONFLICTS OF INTEREST WITH THE PARENT

  After the Offering Closing Date, none of the executive officers of the Parent will be executive officers of the Company. One member of the Board will be a member of the Parent's Board. In addition, certain executive officers, directors and employees of the Company hold shares of Parent Common Stock and options to acquire shares of Parent Common Stock. In particular, Mr. Frank F. Khulusi, a director of the Company, is the Chairman of the Board of the Parent and beneficially owns approximately 1.8 million shares of Parent Common Stock constituting approximately 17.7% of the issued and outstanding Parent Common Stock. Accordingly, such individuals may have conflicts of interest with respect to certain decisions relative to business opportunities and similar matters that may arise in the ordinary course of the business of the Parent or the Company, including with respect to relationships between the Parent and the Company under intercompany agreements and whether to complete the Distribution. See "Certain Transactions." The Company and the Parent intend to resolve such conflicts on a case-by-case basis. In that regard, certain of the conflicts, if any, could be resolved in a manner adverse to the Company and its stockholders, which would have a material adverse effect on the business, results of operations and financial condition of the Company.

NO DUTY TO COMMUNICATE CORPORATE OPPORTUNITIES

  From and after the Offering Closing Date, neither the Company nor the Parent will have any duty to communicate or offer any corporate opportunities to the other and may pursue or acquire any such opportunities for itself or direct such opportunities to any other person. There can be no assurance that the Parent's failure to communicate any corporate opportunity to the Company, the Parent's pursuit of such opportunity for itself or the Parent's communication of such corporate opportunity to a third party will not have a material adverse affect on the Company's business, results of operations or financial condition.

LIMITED ABILITY TO ISSUE COMMON STOCK PRIOR TO DISTRIBUTION

  In order for the Distribution to be tax-free to the Parent and the Parent's stockholders, among various other requirements, the Parent must distribute to the Parent's stockholders on the Distribution Date (a) stock of the Company possessing at least 80% of the total combined voting power of all classes of voting stock of the Company and (b) 80% of the total number of shares of each class of non-voting stock of the Company (the "Required Distribution Percentage"). If the Parent were not able to distribute to its stockholders shares of stock of the Company constituting the Required Distribution Percentage, the Distribution would not be tax-free and would not occur. Accordingly, the Company will agree in the Separation and Distribution Agreement (as defined below) not to issue additional shares of Common Stock, or any other class of stock including preferred stock, without the consent of the Parent if such issuance would, or could, dilute or otherwise reduce the Parent's ownership of Common Stock, or any other such class of stock, below the Required Distribution Percentage or otherwise prevent the Distribution from receiving tax-free status. The Separation and Distribution Agreement will terminate if the Distribution does not occur on or prior to December 31, 1999, unless extended by the Parent and the Company. Prior to the Distribution Date, these restrictions may impede the ability of the Company to issue equity securities, including Common Stock, to raise necessary equity capital or to complete acquisitions using equity securities, including Common Stock, as acquisition currency, or to attract qualified persons to become employees, officers and directors of the Company. See "Certain Transactions--Separation and Distribution Agreement."

SHARES ELIGIBLE FOR FUTURE SALE

  Subject to applicable law and to the contractual restriction with the Underwriters described below, the Parent may sell any and all of the shares of Common Stock it owns after completion of the Offering. The Separation and Distribution Agreement will provide that the Parent, and certain holders of more than 5% of Parent Common Stock, will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by them. See "Certain Transactions-- Separation and Distribution Agreement." In addition, the Parent may make additional investments in the Company prior to the consummation of the Offering. The planned Distribution would involve the distribution of an aggregate of approximately 7.3 million shares of Common Stock to the stockholders of the Parent in 1999 (assuming that no shares of Common Stock are disposed of or acquired by the Parent between the Offering Closing Date and the Distribution Date). See "Description of Capital Stock." Except for shares held by affiliates of the Company, all of the shares of Common Stock to be distributed to the Parent's stockholders in the Distribution will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Stock. The Company has agreed, for a period of 180 days after the date of this Prospectus, and Messrs. Frank and Sam Khulusi have agreed, until 180 days after the Distribution, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  Certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws, each as amended on November 30, 1998 (the "Certificate of Incorporation" and the "Bylaws," respectively), may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions also may render the removal of directors and management more difficult. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. In addition, the

Company's Board of Directors has the authority to issue up to five million shares of undesignated preferred stock (the "Undesignated Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Undesignated Preferred Stock that may be issued in the future. The issuance of such shares of Undesignated Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. The application of Section 203 of the DGCL also could have the effect of delaying or preventing a change of control of the Company. In addition, the Company's Certificate of Incorporation will be amended prior to the Offering Closing Date to provide that the Board of Directors will be divided into three classes of directors serving staggered terms. The classification provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of the Company. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of shares of Common Stock in the Offering will incur immediate and substantial dilution of $13.01 per share in the net tangible book value of their purchased shares of Common Stock. See "Dilution." Investors may also experience additional dilution as a result of shares of Common Stock being issued in future business acquisitions and as a result of the issuance and exercise of employee stock options or warrants. See "Shares Eligible for Future Sale."

NO DIVIDENDS

  Following the Offering Closing Date, the Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock to its stockholders for the foreseeable future. In addition, it is probable that any debt financing agreements to be entered into by the Company will contain restrictions on the Company's ability to declare dividends. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the Nasdaq National Market (subject to official notice of issuance), there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company and the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results, announcements by the Company or its competitors, developments with respect to proprietary rights, changes in financial estimates by securities analysts, adoption of new accounting standards affecting the retail industry, conditions and trends in the electronic commerce industry and general market and economic conditions, some of which factors are beyond the Company's control. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

YEAR 2000 RISK

  Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant."

  The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with whom the Company transacts business, certain products purchased from third parties for resale, and computers, software, telephone systems and other equipment used internally. To minimize the potential adverse affects of the year 2000 problem, the Company has established an internal project team comprised of all functional disciplines. This project team has begun a three-phase process of identifying internal systems (both information technology and non-information technology systems) that are not year 2000 compliant, determining their significance in the effective operation of the Company, and developing plans to resolve the issues where necessary. The Company has been communicating with the suppliers and others with whom it does business to coordinate year 2000 readiness. The responses received by the Company to date have indicated that steps are currently being undertaken to address this concern. However, if such third parties are not able to make all systems year 2000 compliant, there could be a material adverse impact on the Company.

  Initial review of the Company's principal transaction processing software through which nearly all of the Company's business is transacted has determined it to be year 2000 compliant and, as such, the Company does not anticipate any material adverse operational issues to arise. The Company plans to complete the year 2000 compliance assessment by the end of the first quarter 1999 and implement corrective solutions before the end of the third quarter 1999. Although the Company historically has shared certain costs with the Parent in connection with its year 2000 compliance project, management currently estimates the costs attributable to the Company with respect to this project to date total less than $10,000. Based on current estimates, management expects that the Company's future costs in connection with its year 2000 compliance project will not exceed $300,000; however, future anticipated costs are difficult to estimate with any certainty and may differ materially from those currently projected based on the results of phase one of the Company's year 2000 project. The anticipated costs associated with the Company's year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become year 2000 compliant or costs to implement the Company's future contingency plans. The Company has not yet determined a contingency plan in the event that any non-compliant critical systems are not remedied by January 1, 2000, nor has it formulated a timetable to create such contingency plan. Upon completion of this project, if systems material to the Company's operation have not been made year 2000 compliant, or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FORWARD-LOOKING STATEMENTS

  The statements contained in this Prospectus that are not historical fact are "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management cautions the reader that these forward-looking statements, including the discussions of the Company's growth and operating strategies and expectations concerning market position, future operations, margins, revenue, profitability, liquidity and capital resources and other matters contained in this Prospectus regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these forward-looking statements are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company, may not be realized. Because of the number and range of the assumptions underlying the Company's projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond the reasonable control of the Company, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this Prospectus. The forward-looking statements contained herein are based on current expectations, and the Company assumes no obligation to update this information. Therefore, the actual experience of the Company and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by the Company or any other person that these estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

                          SEPARATION FROM THE PARENT

BACKGROUND OF THE SEPARATION AND DISTRIBUTION

  The Parent has announced that, subject to certain conditions, the Parent intends to consummate the Offering, to separate the Company, which owns and operates the Parent's online auction business, from the Parent's other operations and businesses and to distribute to its stockholders all of the Common Stock owned by the Parent in no event prior to 180 days after consummation of the Offering. See "Risk Factors--Risk of Noncompletion of a Tax-Free Distribution." The Separation will establish the Company as a stand-alone entity with objectives separate from those of the Parent. The Company intends to focus its resources and management emphasis on the operations and markets it views as critical to its long-term success as a stand-alone entity. The Company and the Parent intend to enter into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") and certain other agreements providing for the Offering, the Separation, the Distribution and the provision by the Parent of certain interim services to the Company, and addressing employee benefit arrangements, and tax and other matters. See "Certain Transactions." On the Offering Closing Date, the Parent will own approximately 82.3% of the outstanding Common Stock (80.1% if the Underwriters exercise their over-allotment option in full).

  Several business purposes underlie the proposed Distribution. The Company desires to access the capital markets, and the Company and the Parent believe that the raising of funds through consummation of the Offering provides the most effective source of capital for the Company and is part of the initial capitalization of the Company as a stand-alone entity. The Parent and the Company believe that the Offering and the Distribution will provide each entity with the most prudent capital structures to realize their respective growth strategies as separate, stand-alone entities, based on the Company's and the Parent's prospective capitalization and financing requirements, acquisition strategies, working capital requirements, projected cash flows from operations and desired credit ratings, respectively.

  In addition to raising capital for the Company, the Company and the Parent believe that the Distribution will enhance the Company's ability to implement its growth and operating strategies. The Company believes that its future growth would be enhanced if its management were compensated on a separate basis from the Parent. The consummation of the Offering will better position the Company to retain key employees by allowing such employees to participate in the corporate growth of the Company as a stand-alone, publicly-traded entity through stock options and other targeted incentives tied to the performance of the Company. Similarly, the Parent believes that its future growth would be enhanced if management of its remaining business segments were more focused on such segments without also being responsible for the online auction segment. Finally, upon completion of the Distribution, holders of Parent Common Stock as of the record date for the Distribution will be entitled to receive a dividend of Common Stock without the payment of further consideration, although the Parent expects the market value of shares of Parent Common Stock to diminish upon effecting the Distribution to reflect the value (per share of Parent Common Stock) of the shares of Common Stock distributed by the Parent.

  The consummation of the Distribution will also remove current restrictions on the Company's growth as a result of certain contractual restrictions of the Parent that are applicable to the Parent and its subsidiaries. For example, certain of the Parent's contractual relationships with manufacturers prevent the Parent and its subsidiaries, including the Company, from selling such manufacturers' computers and computer-related products at discounted prices, which has prevented the Company from obtaining such products on a close-out or refurbished basis and selling them in the Company's auctions. In addition, under the Parent's contractual relationships with certain of its vendors, neither the Parent nor its subsidiaries, including the Company, can sell the vendor's products outside the U.S. As a result of the Distribution, the Company would no longer be subject to these restrictions.

  The Company believes that its capitalization after consummation of the Offering will be sufficient to satisfy its future working capital, capital expenditures and other obligations for at least the next 12 months. See "Risk Factors--Future Capital Requirements; Need for Additional Capital; Absence of Parent Funding."

CONDITIONS TO THE DISTRIBUTION

  The Company has received the PwC Opinion to the effect that the Distribution will qualify as a tax-free distribution for federal income tax purposes under
Section 355 of the Code, and will not result in recognition of any gain or loss for federal income tax purposes to the Parent, the Company, or the Parent's or the Company's respective stockholders. The Parent also may apply for a Letter Ruling.

  In accordance with the Separation and Distribution Agreement, completion of the Distribution will be subject to the satisfaction, or waiver by the Parent Board, of the following conditions: (i) the PwC Opinion shall have been obtained, in form and substance satisfactory to the Parent, and be confirmed at the time of Distribution; (ii) if the Parent decides to seek a Letter Ruling, the Letter Ruling shall have been obtained and remain effective consistent with the conclusions reached in the PwC Opinion, and such ruling shall be in form and substance satisfactory to the Parent, in its sole discretion; (iii) any material Governmental Approvals and Consents (as such terms are defined in the Separation and Distribution Agreement) necessary to consummate the Distribution shall have been obtained and shall be in full force and effect; (iv) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of the Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and (v) no other events or developments shall have occurred subsequent to the closing of the Offering that, in the judgment of the Parent Board, would result in the Distribution having a material adverse effect on the Parent or on the stockholders of the Parent. The Parent Board will have the sole discretion to determine the Distribution Date at any time commencing after the Offering Closing Date but in no event prior to 180 days after consummation of the Offering. The Parent has agreed to consummate the Distribution, subject to the satisfaction of the conditions set forth above. The Parent may terminate the obligation to consummate the Distribution if the Distribution has not occurred by December 31, 1999, unless extended by the Parent and the Company. In addition, the Separation and Distribution Agreement may be amended or terminated at any time prior to the Distribution Date by the mutual consent of the Company and the Parent. See "Risk Factors--Risk of Noncompletion of a Tax-Free Distribution" and "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $21.0 million ($24.3 million if the Underwriters exercise their over-allotment option in full). The Company intends to use approximately $15 million of such proceeds for its advertising and brand development expenditures and for development of the Company's infrastructure in order to support growth. The balance of the proceeds will be used for general corporate purposes, including working capital. The Company may apply an undetermined portion of the net proceeds toward the acquisition of complementary businesses. The Company currently has no agreements or understandings with respect to any such acquisition. Pending application, the net proceeds will be invested in short-term, investment-grade, interest-bearing obligations.

                                DIVIDEND POLICY

  After the Offering Closing Date, the Company does not intend to pay cash dividends on the Common Stock for the foreseeable future because it intends to retain all earnings for use in the operation and expansion of the Company's business. Furthermore, the Company's ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities which may contain covenants which restrict the payment of cash dividends.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of September 30, 1998 and (ii) capitalization as adjusted to give effect to the application of the estimated net proceeds to the Company from the Offering. See "Use of Proceeds" and "Description of Capital Stock." This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                 SEPTEMBER 30,
                                                                      1998
                                                                -----------------
                                                                            AS
                                                                ACTUAL   ADJUSTED
                                                                -------  --------
                                                                 (IN THOUSANDS)
   Advances from the Parent.................................... $ 3,709  $ 3,709
   Stockholders' equity (deficit) (1):
     Preferred Stock, $.001 par value; 5,000,000 shares
      authorized; no shares issued or outstanding..............     --       --
     Common Stock, $.001 par value; 20,000,000 shares
      authorized; 7,329,883 shares issued and outstanding,
      actual; 8,909,883 shares issued and outstanding, as
      adjusted.................................................       1        9
     Additional paid-in capital................................     --    21,033
     Accumulated deficit.......................................  (3,293)  (3,293)
                                                                -------  -------
       Total stockholders' equity (deficit)....................  (3,292)  17,749
                                                                -------  -------
       Total capitalization.................................... $   417  $21,458
                                                                =======  =======

--------
(1) Excludes employee and director stock options of the Company to purchase an aggregate of 869,690 shares of Common Stock of the Company outstanding as of September 30, 1998 at a weighted average exercise price of $.71 per share. All of the options granted are exercisable only in the event of an initial public offering or a Sale or Merger (as defined in the option agreement). The terms of the options provide for vesting, generally over a five-year period, except for options to purchase 36,649 shares of Common Stock which will vest on the Closing Date. However, assuming all options are exercised, additional dilution to new stockholders would be approximately $.11 per share. See "Management--Stock Options" and "Certain Transactions--Tax Indemnification and Allocation Agreement." In addition, upon completion of the Distribution, certain stock options exercisable for shares of Parent Common Stock will be converted into stock options exercisable for shares of Parent Common Stock and Common Stock. It is not possible to specify how many shares of Common Stock will be subject to such stock options, as it is not known how many stock options to purchase Parent Common Stock will remain unexercised and outstanding by the record date for the Distribution. However, based on the number of options to purchase Parent Common Stock outstanding on September 30, 1998, options to purchase 854,893 shares of Parent Common Stock would become options to purchase 854,893 shares of Parent Common Stock and 612,017 shares of Common Stock at an estimated weighted average exercise price of $4.57 per share, based on the market price of Parent Common Stock at September 30, 1998 ($8.25) and the initial public offering price of the Common Stock. If these options are exercised, further dilution to new investors will occur. As a result of the Distribution, any options to purchase Parent Common Stock issued after the Offering Closing Date will not be convertible into options to purchase Common Stock. The Company may also issue additional shares of Common Stock to effect future business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then-existing stockholders. See "Risk Factors--Limited Ability to Issue Common Stock Prior to Distribution," "Management--Stock Options" and "Certain Transactions--Separation and Distribution Agreement."

                                   DILUTION

  The net tangible book value (deficit) of the Company's Common Stock as of September 30, 1998 was ($3.3 million), or ($.45) net per share of Common Stock. Net tangible book (deficit) value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding.

  After giving effect to the Offering and the receipt of approximately $21.0 million of net proceeds from the Offering, the pro forma net tangible book value of the Common Stock as of September 30, 1998 would have been approximately $17.7 million, or $1.99 per share. This amount represents an immediate increase in net tangible book value of $2.44 per share to the existing stockholder and an immediate dilution in net tangible book value of $13.01 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:

   Initial public offering price per share........................         $15.00
     Net tangible book value (deficit) per share as of September
      30, 1998....................................................  $(.45)
     Increase per share attributable to new investors.............   2.44
                                                                    -----
   Pro forma net tangible book value per share after the Offering.           1.99
                                                                           ------
   Net tangible book value dilution per share to new investors....         $13.01
                                                                           ======

  The following table summarizes on a pro forma basis as of September 30, 1998, the differences between the existing stockholder and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
   Existing stockholder
    (1).................... 7,329,883   82.3% $     1,000    -- %    $.0001
   New investors........... 1,580,000   17.7   23,700,000  100.0     $15.00
                            ---------  -----  -----------  -----
     Total................. 8,909,883  100.0% $23,701,000  100.0%
                            =========  =====  ===========  =====

-------
(1) If the Underwriters' over-allotment option is exercised in full, sales by the Company in the Offering will reduce the number of shares of Common Stock held by the existing stockholder to approximately 80.1% of the total shares of Common Stock outstanding after the Offering and will increase the number of shares held by new investors to 1,817,000, or approximately 19.9% of the total shares of Common Stock outstanding after the Offering. See "Underwriting."

  The foregoing table excludes employee and director stock options of the Company to purchase an aggregate of 869,690 shares of Common Stock of the Company outstanding as of September 30, 1998 at a weighted average exercise price of $.71 per share. All of the options granted are exercisable only in the event of an initial public offering or a Sale or Merger (each as defined in the option agreement). The terms of the options provide for vesting, generally over a five-year period, except for options to purchase 36,649 shares of Common Stock which will vest on the Offering Closing Date. However, assuming all options are exercised, additional dilution to new stockholders would be approximately $.11 per share. In addition, upon completion of the Distribution, certain stock options exercisable for shares of Parent Common Stock will be converted into stock options exercisable for shares of Parent Common Stock and Common Stock. It is not possible to specify how many shares of Common Stock will be subject to such stock options, as it is not known how many stock options to purchase Parent Common Stock will remain unexercised and outstanding by the record date for the Distribution. However, based on the number of options to purchase Parent Common Stock outstanding on September 30, 1998, options to purchase 854,893 shares of Parent Common Stock would become options to purchase 854,893 shares of Parent Common Stock and 612,017 shares of Common Stock at an estimated weighted average exercise price of $4.57 per share, based on the market price of Parent Common Stock at September 30, 1998 ($8.25) and the initial public offering price of the Common Stock. If these options are exercised, further dilution to new investors will occur. As a result of the Distribution, any options to purchase Parent

Common Stock issued after the Offering Closing Date will not be convertible into options to purchase Common Stock. The Company may also issue additional shares of Common Stock to effect future business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then-existing stockholders. See "Risk Factors--Limited Ability to Issue Common Stock Prior to Distribution," "Management--Stock Options" and "Certain Transactions--Separation and Distribution Agreement."

                            SELECTED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

  The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in the Prospectus. The statement of operations data for the period from Inception through December 31, 1997 and for the nine months ended September 30, 1998 and the balance sheet data as of December 31, 1997 and September 30, 1998 are derived from financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The data for the interim periods is not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

                                              INCEPTION
                                          (APRIL 1, 1997) TO NINE MONTHS ENDED
                                          DECEMBER 31, 1997  SEPTEMBER 30, 1998
                                          ------------------ ------------------
   STATEMENT OF OPERATIONS DATA:
   Net revenues..........................     $       9          $  24,125
   Cost of revenues......................             8             22,192
                                              ---------          ---------
   Gross profit..........................             1              1,933
   Operating expenses:
     Sales and marketing.................            10              1,353
     Technology and development..........            66                694
     General and administrative..........           212              2,707
                                              ---------          ---------
     Total operating expenses............           288              4,754
                                              ---------          ---------
   Loss from operations..................          (287)            (2,821)
   Interest expense......................            26                159
                                              ---------          ---------
   Loss before income taxes..............          (313)            (2,980)
   Provision for income taxes............           --                 --
                                              ---------          ---------
   Net loss..............................     $    (313)         $  (2,980)
                                              =========          =========
   Basic and diluted net loss per share
    (1)..................................     $   (0.04)         $   (0.41)
                                              =========          =========
   Shares used to compute basic and
    diluted net loss per share (1).......     7,329,883          7,329,883

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1997          1998
                                                      ------------ -------------
   BALANCE SHEET DATA:
     Cash and cash equivalents.......................    $ --         $   --
     Working capital.................................       31           (624)
     Total assets....................................      358          6,048
     Advances from the Parent........................      670          3,709
     Total stockholder's deficit.....................     (312)        (3,292)

--------
(1) See Notes 1 and 7 of notes to the financial statements for an explanation of the number of shares used in computing the amount of basic and diluted net loss per common share. Additionally, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and
     Note 5 of notes to the financial statements for an explanation of the compensation expense the Company will be required to incur in connection with certain employee and director stock options granted prior to the Offering, including a non-cash charge which the Company expects to incur in the fourth quarter of 1998.

  The historical results of operations of the Company reflect an allocation of a portion of the Parent's corporate general and administrative costs. Following the Offering Closing Date, various corporate services will be provided by the Parent to the Company based upon fees payable by the Company to the Parent under a services agreement to be entered into between the Company and the Parent. No pro forma adjustment has been made to reflect such fees in lieu of the corporate general and administrative cost allocation, as the difference would not be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the financial statements and notes thereto of the Company, a wholly-owned subsidiary of the Parent. The historical financial information included in this Prospectus does not necessarily reflect what the Company's financial condition and results of operations would have been had the Company been operated as an independent entity during the periods presented.

OVERVIEW

  uBid is engaged in the retail sale of excess merchandise, including close-out and refurbished products, utilizing an interactive online auction. The Company currently specializes in selling brand name computer, consumer electronics and home and leisure products over the World Wide Web to consumers and small and medium-sized businesses. The Company was incorporated in September 1997. Prior to the incorporation of the Company, the Parent, beginning on April 1, 1997, funded certain startup and development activities. During 1997, the Company's operating activities related primarily to recruiting personnel, developing the computer infrastructure necessary to conduct live auctions on the Internet, building an operating infrastructure and establishing vendor relationships. From its first auction in December 1997 through September 30, 1998, the Company auctioned over 138,000 merchandise units, registered over 120,000 users and recorded more than eight million visits to its Website. In the month of September alone, the Company auctioned approximately 38,000 merchandise units, registered over 21,000 users and recorded approximately 1.9 million visits to its Website. The Company's net loss of $2,980,000 for the first nine months of 1998 was principally due to investments in infrastructure as the Company commenced sales operations. The Company expects to continue to experience losses for the foreseeable future as it continues to make significant investments in building its customer base and operating infrastructure.

  Prior to the Offering Closing Date, the Company has been a wholly-owned subsidiary of the Parent. The Company was set up as a subsidiary with the intention to function independently from the Parent. To date, the Company has received services provided by the Parent, including administrative (accounting, human resources, legal), warehousing and distribution (through June 1998), Internet/telecom and joint marketing. In consideration for these services, the Parent has charged the Company its costs related to these services. Management believes that the amounts charged to the Company have been no less favorable to the Company than costs the Company would have incurred to obtain such services on its own or from unaffiliated third parties. It is estimated that the Company will need to spend approximately $1,250,000 in capital expenditures to establish itself as an independent company. These expenditures will include warehouse and distribution equipment, hardware and software for computer systems and furniture and fixtures. The Company expects to fund its purchase of such capital equipment with working capital (including the proceeds from the Offering).

  Due to its dependence on the Parent for funding and certain services, the Company's ability to grow has been constrained by the allocation of resources made by the Parent. The Company's growth has also been constrained by its inability to sell and ship products internationally due to contractual restraints on the Parent and because it has been precluded from selling certain lines of merchandise as a result of agreements to which the Parent is subject.

  The Company either purchases the merchandise outright ("purchased inventory") or acquires the rights to sell the merchandise under consignment-type relationships with vendors on a revenue sharing basis ("revenue sharing"). In the case where the Company purchases the merchandise outright, the Company bears both inventory and credit risk. When merchandise is acquired on a revenue sharing basis, title to the inventory passes to the Company only after the sale, the Company invoices the customer and bears the credit and return risks. Under both types of transactions (purchased inventory or revenue sharing), the Company recognizes the full sales amount as revenue upon verification of the credit card transaction authorization and shipment of the merchandise. In instances where the credit card authorization has been received but the merchandise has not been shipped, the Company defers revenue recognition until the merchandise is shipped. In the next three months, the Company expects to begin offering credit to certain of its business customers that have been pre-qualified as having appropriate credit ratings, and accordingly, the Company will be required to manage the associated risks of accounts receivable expansion and collection.

  The Company has an extremely limited operating history upon which to base an evaluation of the Company and its business and prospects. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Although the Company has experienced significant growth in revenue in the first nine months of operations, there can be no assurance that the Company's revenue will continue at its current level or rate of growth. The Company's revenue depends substantially upon the level of auction activity on its Website. In addition, the Company has relatively low gross margins and plans to increase its operating expenses significantly by increasing the size of its staff, expanding its marketing efforts, purchasing larger volumes of merchandise to be sold at auction and building a larger infrastructure to support planned growth. To the extent that increases in operating expenses precede or are not subsequently followed by increased revenue, the Company's business, results of operations and financial condition will be materially adversely affected. See "Risk Factors--Extremely Limited Operating History."

  Beginning in October 1997, the Company granted stock options to attract and retain key employees. These options were exercisable only in the event of a successful initial public offering or sale of the Company. Accordingly, the Company will record a non-cash charge to compensation in the quarter in which the Offering is consummated. The Company expects to record a non-cash compensation charge of approximately $13.3 million over the five-year vesting period of such options. Based on those options that vest through November 16, 1998, the Company expects to record a compensation expense of approximately $5.9 million in the fourth quarter of 1998. See Note 5 to the financial statements and "Risk Factors--History of Operating Losses; Accumulated Deficits; Anticipated Losses and Negative Cash Flow."

RESULTS OF OPERATIONS

  Net Revenues. Net revenues are comprised of gross merchandise sales plus shipping income net of returns. The Company held its first auction the last week of December 1997. For the nine months ended September 30, 1998, net revenues were $24,125,000. Net revenues grew from $157,000 in the month of January 1998 to $5,819,000 in September 1998. Growth in net revenues was due to significant growth in the Company's customer base, an expanded selection of merchandise offered and an increase in the number of auctions per week. The Company intends to increase traffic to its Website, further allowing it to broaden its customer base, increase the number of auctions per week and expand the selection and number of items offered.

  Gross Profits. Gross profits are comprised of net revenues minus the cost of merchandise, shipping and shipping-related expenses, net of returns. Gross profits for the nine months ended September 30, 1998 were $1,933,000. Gross profits increased in the first nine months primarily due to the increase in revenues. As a percent of net revenues, the Company's gross margin was 8.0% for the first nine months of 1998. Gross margin is affected by the Company's ability to cost-effectively source merchandise and attract sufficient traffic to the Company's Website to achieve a favorable balance between the number of bidders and the amount of merchandise auctioned. Merchandise acquired from the Parent represented over 90% of the merchandise sold in the first two months of operations, decreased to approximately 30% in March and April 1998, and represented less than 15% since May 1998.

  Operating Expenses. The Company's operating expenses have increased significantly since the Company's Inception. This trend is expected to continue as the Company continues to expand its operations to increase its customer base, enhance its brand name and increase its market share, all of which will require significant increases in marketing and advertising, additional personnel, enhancements to its Website and further development of its infrastructure. To date, the Parent has provided administrative (accounting, human resources, legal), warehousing and distribution (through June 1998), Internet/telecom and joint marketing services to the Company. The cost of these services represented 72% and 30% of the Company's total operating expenses from Inception to December 31, 1997 and for the first nine months of 1998, respectively. It is expected that these costs will continue to decline as a percent of total operating expenses and in absolute dollars after the Offering.

  Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotional expenditures, as well as payroll and related expenses for sales and marketing personnel. Sales and marketing expenses were $10,000 and $1,353,000 from Inception to December 31, 1997 and for the first nine months of 1998, respectively. Sales and marketing expenses as a percent of net revenues were 5.6% for the first nine months of 1998. These expenses have increased significantly each month of operations due to increasing advertising expenditures and personnel additions. The Company expects sales and marketing expenses to increase significantly in absolute dollars as it endeavors to increase its customer base. The Company has established relationships with a number of online companies, such as AOL, CNET and Wired Digital, to increase its access to online customers and build brand recognition.

  Technology and Development. Technology and development expenses consist primarily of payroll and related expenses for systems personnel who develop the Company's Website and related systems as well as charges from the Parent relating to hosting of the Company's Website and Internet/telecom operations. Technology and development expenses were $66,000 and $694,000 from Inception to December 31, 1997 and for the first nine months of 1998. Technology and development costs as a percent of net revenues were 2.9% for the first nine months of 1998. In addition to the expenses in 1997, the Company capitalized $267,000 relating to the development of the core software for the Website. These costs will be amortized over three years. The increase in technology and development expenses during 1998 was primarily attributable to increased staffing and associated costs relating to enhancing the features and functionality of the Company's Website and related systems. The Company accounts for software development costs in accordance with SOP 98-1. Accordingly, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage and capitalized during the application development stage and amortized over three years. The Parent has been responsible for hosting the Company's Website and for Internet/telecom operations. The Parent has charged the Company rates that are no less favorable than that which could be obtained from a third party.

  General and Administrative. General and administrative expenses consist primarily of credit card processing, payroll and related expenses, warehousing and distribution, merchandising, customer service, accounting and administration, executive and other general corporate expenses. General and administrative expenses were $212,000 and $2,707,000 for the period from Inception to December 31, 1997 and for the first nine months of 1998, respectively. General and administrative expenses as a percent of net revenues were 11.2% for the first nine months of 1998. The Parent supplied general and administrative services for warehousing and distribution (through June 1998), credit card processing, accounting and benefits administration. Although the Parent will continue to supply certain general and administrative services to the Company pursuant to the Separation and Distribution Agreement, the current warehousing and distribution services conducted by the Parent were assumed by the Company in July 1998 pursuant to a sublease agreement between the Company and the Parent. The Parent charged the Company rates that were no less favorable than what a third party would have charged. General and administrative expenses have increased during 1998 primarily due to hiring additional personnel and related costs to support increased sales such as credit card processing and distribution costs. The Company expects general and administrative expenses to increase in absolute dollars in the future as the Company expands its operations.

  Income Taxes. The Company records its income tax provision on a separate return basis. The Company had a net loss since Inception in 1997 and expects to incur losses for the forseeable future. No benefit for income taxes was provided in 1997 or 1998 due to the uncertainty of realization of these benefits in future years.

  Net Loss. Based on the foregoing information, the Company had a net loss of $313,000 and $2,980,000 for the period from Inception to December 31, 1997 and for the nine months ended September 30, 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  Since Inception, the Company has financed its operations with advances from the Parent and cash flow from operations. Net cash used in operating activities were $340,000 and $2,224,000 for the period from Inception to

December 31, 1997 and for the first nine months of 1998, respectively. For 1997, the net cash used in operating activities was primarily attributable to the net loss of $313,000. For the first nine months of 1998, the net cash used in operating activities was primarily due to the net loss of $2,980,000, an increase in accounts receivable of $490,000, a net increase in inventory of $4,496,000 partially offset by an increase in accounts payable of $4,760,000 and various accrued expenses of $871,000.

  Cash flows used in investing activities were $331,000 and $75,000 for 1997 and the first nine months of 1998, respectively, for the capitalization of software development. Total net cash used by the Company, which was advanced by the Parent, was $670,000 and $3,038,000 for 1997 and the first nine months of 1998, respectively.

  The Company anticipates that it will have negative cash flows for the foreseeable future. The Parent plans to advance the Company cash for its operations until the consummation of the Offering. These advances bear interest at the prime interest rate, which was 8.5% from Inception through December 31, 1997 and the first nine months of 1998. Interest expense was $26,000 and $159,000 for 1997 and the first nine months of 1998, respectively. Net proceeds from the Offering will be used for working capital needs to include advertising and brand development for growth, as well as development of the Company's infrastructure. It is estimated that the Company will need to spend approximately $1,250,000 in capital expenditures to establish itself as an independent company. These expenditures will include warehouse and distribution equipment, hardware and software for computer systems and furniture and fixtures. The Company expects to fund its purchase of such capital equipment with working capital (including the proceeds from the Offering).

  The Company believes that the net proceeds from the Offering and cash flow from operations will satisfy the Company's working capital and capital expenditure requirements for at least the next 12 months, although the Company may seek to raise additional capital during that period. There can be no assurance the Company will not require additional funds prior to the expiration of such 12 month period. Even if such additional funds are not required, the Company may seek additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to the Company's stockholders.

YEAR 2000 SYSTEMS COSTS

  Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant."

  The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with whom the Company transacts business, certain products purchased from third parties for resale, and computers, software, telephone systems and other equipment used internally. To minimize the potential adverse affects of the year 2000 problem, the Company has established an internal project team comprised of all functional disciplines. This project team has begun a three-phase process of identifying internal systems (both information technology and non-information technology systems) that are not year 2000 compliant, determining their significance in the effective operation of the Company, and developing plans to resolve the issues where necessary. The Company has been communicating with the suppliers and others with whom it does business to coordinate year 2000 readiness. The responses received by the Company to date have indicated that steps are currently being undertaken to address this concern. However, if such third parties are not able to make all systems year 2000 compliant, there could be a material adverse impact on the Company.

  Initial review of the Company's principal transaction processing software through which nearly all of the Company's business is transacted has determined it to be year 2000 compliant and, as such, the Company does not anticipate any material adverse operational issues to arise. The Company plans to complete the year 2000 compliance assessment by the end of the first quarter 1999 and implement corrective solutions before the end of the third quarter 1999. Although the Company historically has shared certain costs with the Parent in connection with its year 2000 compliance project, management currently estimates the costs attributable to the Company with respect to this project to date total less than $10,000. Based on current estimates, management expects that the Company's future costs in connection with its year 2000 compliance project will not exceed $300,000; however, future anticipated costs are difficult to estimate with any certainty and may differ materially from those currently projected based on the results of phase one of the Company's year 2000 project. The anticipated costs associated with the Company's year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become year 2000 compliant or costs to implement the Company's future contingency plans. The Company has not yet determined a contingency plan in the event that any non-compliant critical systems are not remedied by January 1, 2000, nor has it formulated a timetable to create such contingency plan. Upon completion of this project, if systems material to the Company's operations have not been made year 2000 compliant, or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   BUSINESS

THE COMPANY

  uBid operates an online auction for excess merchandise, offering close-out and refurbished products to consumers and small to medium-sized businesses. The Company believes that its online auction represents an exciting sales format for users that leverages the interactive nature of the Internet. The Company's Internet auctions feature a rotating selection of brand name computer, consumer electronics and home and leisure products which typically sell at significant discounts to prices found at traditional retailers. uBid currently runs auctions seven days a week, offering on the average over 1,000 total items in each of its auctions. From its first auction in December 1997 through September 30, 1998, the Company auctioned over 138,000 merchandise units, registered over 120,000 users and recorded more than eight million visits to its Website. In the month of September alone, the Company auctioned approximately 38,000 merchandise units, registered over 21,000 users and recorded approximately 1.9 million visits to its Website.

  The Company operates in the rapidly growing Internet commerce industry. Jupiter Communications estimates that U.S. retail consumer purchases of goods and services over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002. The single largest online retail category in the U.S. is projected to be computers and consumer electronics, which is forecast to grow from $836 million in 1997 to $10.5 billion by the year 2002. The personal computer and consumer electronics markets are characterized by significant quantities of excess merchandise due to extremely short product life cycles and the prevalence of returned items through the consumer retail channel. Because of the highly fragmented and relatively undeveloped liquidator channel, prices received by vendors for excess goods tend to be highly variable. The Company estimates that the value of such products exceeded $4 billion in 1997 in the U.S. alone.

  uBid's online auctions provide an ideal distribution channel for unpredictable, odd-lot quantities of close-out and refurbished goods. The frequency of the Company's auctions and its ability to continuously add new items allow vendors to dispose of inventory quickly to minimize the risk of price erosion. Online sales also allow vendors to liquidate excess merchandise directly to a nationwide audience, without cannibalizing their primary distribution channels. Furthermore, uBid offers customers a unique retail experience--the opportunity to set their own prices on popular, brand name products with the convenience of shopping 24 hours a day, seven days a week. The element of gamesmanship, combined with an ever-changing merchandise mix, entices customers to participate in the auction in hopes of "hitting the jackpot" and winning a bargain.

  The Company employs sophisticated merchandising techniques to manage the auction process, which allows the Company to maximize revenues on products put into auction. uBid's sophisticated auction management methodology capitalizes on the Company's direct marketing and merchandising expertise to help predict the level of customer traffic to the Website, the appropriate product mix of each auction and the ultimate price realized on each product.

  The Company has designed its online auctions to offer a superior customer experience and to encourage repeat visits by customers and potential customers. The Company believes it offers a consistently superior experience to its customers through an entertaining and fast auction process, tight control of the order process and a high level of customer support. Approximately 90% of the products shipped from the Company's warehouse are shipped the next business day after an auction closes. In addition, uBid has established multiple channels for communicating with customers before and after the sale, including telephone, e-mail and online support. The Company has also incorporated other features to encourage repeat visits, including a personalized page with a user's bidding history. Repeat customers accounted for approximately 68% of customer orders for the three months ended September 30, 1998.

  In the electronic commerce industry, a strong brand is critical to creating a high level of vendor awareness and attracting customer traffic. Accordingly, the Company's strategy is to aggressively increase its visibility and brand recognition through a variety of marketing and promotional efforts. Specifically, the Company intends to increase points of access by establishing relationships with other online companies similar to its existing relationships with AOL, CNET and Wired Digital.

  The Company obtains merchandise directly from computer, consumer electronics and home and leisure products manufacturers and indirectly through other vendors, such as retailers, distributors and Fortune 1000 companies. Currently, this merchandise is sourced from over 100 vendors. uBid's merchandise has included brands such as AST, AT&T, Aiwa, Apple, Canon, Casio, Compaq, Dell, Gateway, Hewlett-Packard, IBM, JVC, Lexmark, Micron, NEC, Panasonic, Seagate, Sony, Toshiba and Uniden.

INDUSTRY BACKGROUND

 Growth of the Internet and the Web

  The Internet and the Web are experiencing dramatic growth in terms of the number of Web users. International Data Corporation ("IDC") estimates that at the end of 1997 there were over 38 million Web users in the United States and that by the end of 2002 the number of Web users in the United States will increase to over 135 million. In addition, Web users are spending an increasing amount of time on the Web, and a 1997 report issued by the U.S. Department of Commerce contains an estimate that the overall traffic on the Internet is doubling every 100 days. The growth in the number of Web users and the amount of time users spend on the Web is being driven by the increasing importance of the Internet as a communications medium and an information resource and a sales and distribution channel.

 Growth of Online Commerce

  The Internet is dramatically affecting the methods by which consumers and businesses are buying and selling goods and services. The Web provides online merchants with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing consumers and businesses with a broad selection, increased pricing power and unparalleled convenience. As a result, a growing number of parties are transacting business on the Web, including trading securities, buying consumer goods, paying bills and purchasing airline tickets. In addition, IDC estimates that the percentage of U.S. Internet users buying goods and services on the Internet is projected to grow from approximately 33% in December 1997 to 48% in December 2002. Additionally, Jupiter Communications estimates that U.S. retail consumer purchases of goods and services over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002. The single largest online retail category is projected to be computers and consumer electronics, which is forecast to grow from $836 million in 1997 to $10.5 billion by the year 2002 in the U.S. alone.

 Market for Excess Computer Products and Consumer Electronics

  Each year, vendors of computer products and consumer electronics, including manufacturers, distributors, resellers and retailers, dispose of significant volumes of excess merchandise, including close-out and refurbished merchandise. Close-out merchandise includes overstocked or slow-moving new products that have or will shortly become previous generation, typically due to a change in selling seasons or the introduction of next generation software or hardware. Refurbished products include products returned by the consumer to the retailer or manufacturer. Refurbished products typically require a nominal amount of service, such as minor repairs, cleaning and repackaging, and installation of current versions of leading software prior to being sold as refurbished goods.

  The disposal of excess goods represents a substantial burden on many vendors. Excess goods are currently sold through auction houses, catalogs, company stores or "outlets," resellers and specialized retailers, as well as large superstores and mass merchants that are not committed to the resale of these goods and generally sell them as a supplementary product line or "loss leader." Prices received by vendors for excess goods tend to be highly variable and subject to negotiation based on quantity, age and condition of the merchandise. In addition, since vendors lack control over product placement these sales channels may compete with the vendor's more profitable, primary sales channels.

  The personal computer and consumer electronics markets are characterized by significant quantities of close-out and refurbished merchandise due to extremely short product life cycles and the prevalence of returned items through the consumer retail channel. The U.S. end market for computer hardware and peripherals is estimated by IDC to grow from approximately $86.3 billion in 1997 to approximately $112.7 billion in 2001. According to IDC, in the United States, the total market for personal computers alone was estimated to be greater than $70 billion in 1997. The Company estimates that the portion of this market that became close-out and refurbished goods exceeded $4 billion in 1997 in the U.S. alone. The Company believes that vendors will look favorably upon a distribution channel that enables them to dispose of significant quantities of merchandise quickly and at the best prices possible, without affecting their traditional sales channels.

THE uBID SOLUTION

  The Company believes that its online marketplace represents an exciting sales format for users that leverages the interactive nature of the Internet. The Company's Internet auctions provide vendors with an efficient and economical channel for disposing of excess merchandise and provide consumers and small and medium-sized businesses with a convenient method for obtaining such products at substantial savings.

  VENDOR BENEFITS. The Company's online auctions provide manufacturers with an ideal distribution channel for unpredictable, odd-lot quantities of close-out and refurbished goods. The frequency of the Company's auctions and its ability to continuously add new items allow vendors to dispose of inventory quickly to minimize the risk of price erosion. In addition, online sales allow vendors to liquidate excess merchandise directly to a nationwide audience, without cannibalizing their primary distribution channels.

  CUSTOMER BENEFITS. uBid offers customers a unique retail experience--the opportunity to set their own prices on popular, brand name products with the convenience of shopping 24 hours a day, seven days a week. With an average of over 1,000 total items available in each auction, the Company's broad selection of goods also sells at significant discounts to prices found at traditional retailers. The element of gamesmanship, combined with an ever-changing merchandise mix, entices customers to participate in the auction in hopes of "hitting the jackpot" and winning a bargain.

BUSINESS STRATEGY

  The Company's objective is to become the Internet auction site of choice for vendors and consumers. The Company intends to achieve this objective by pursuing the following key strategies:

  . INCREASE BRAND AWARENESS. The Company operates in a market in which a strong brand is critical to differentiating itself and attracting a high level of vendor awareness and customer traffic. Accordingly, the Company's strategy is to aggressively increase its visibility and brand recognition through a variety of marketing and promotional techniques. Specifically, the Company intends to increase points of access by forming relationships with, and advertising on, leading Websites, such as the Company's existing arrangements with AOL, CNET and Wired Digital. Premier positioning on these sites not only drives traffic, but also gives uBid credibility to users and vendors who are unfamiliar with the Company. The Company also reinforces the uBid brand in users' minds by employing consistent branding from the design of its Website to use of distinctive uBid packaging.

  . PROMOTE REPEAT VISITS. The Company has designed its Website to encourage repeat visits by customers and potential customers, since each return visit represents another selling opportunity for uBid. The Company believes that its auction format and Website encourage bidders to return on a frequent basis to determine the status of their bids relative to others and ultimately to find out if they've won their bids for merchandise. The regular rotation of merchandise also encourages customers to revisit the site frequently. In addition, the Company believes that its "My Page" feature, which allows a customer to track his or her complete bidding history and quickly update customer information, increases user loyalty. Repeat customers accounted for approximately 68% of customer orders for the three months ended September 30, 1998.

  . OFFER A SUPERIOR CUSTOMER EXPERIENCE. The Company believes it offers a consistently superior experience to its customers through an entertaining and fast auction process, tight control of the order process and a high level of customer support. Every order is tracked at each step in the process, from order placement to shipment. As a result of uBid's strict inventory and shipping standards, approximately 90% of products shipped from the Company's warehouse are shipped the next business day after an auction closes, compared to competitors who take up to three weeks to ship products from a variety of third-party sites across the country.

     Because the Company believes that customer support is an essential component of the shopping experience and leads to increased customer loyalty, uBid has established multiple channels for communicating with its customers before and after the sale, including telephone, e-mail and online support. In addition, the Company's automated systems continually monitor and measure its customer service response times to ensure user satisfaction.

  . CONTINUE TO EMPLOY SOPHISTICATED MERCHANDISING TECHNIQUES. The Company's sophisticated auction management methodology capitalizes on the Company's direct marketing and merchandising expertise to help predict the level of customer traffic to the Website, the appropriate product mix of each auction and the ultimate price realized on each product. The auction management model allows the Company to forecast the number of visitors that will be derived from the Company's marketing and advertising efforts and to maximize the flow of these visitors to the site. Additionally, the model allows the Company to capture detailed information concerning where, when, how and to whom product is sold and shipped, helping the Company to predict customer preferences going forward. The auction merchandising model allows the Company to maximize revenues on products put into auction, by using a sophisticated statistical software package to project the price at which each product will ultimately be sold to consumers based on current traffic and demand, and by determining what price to purchase products from over 100 vendors, the product mix, the number of products the Company should auction on a given day to enable it to maximize its margins, and the appropriate "add-on" and straight-sale merchandising opportunities.

  . DEVELOP NEW REVENUE OPPORTUNITIES. The Company believes that significant opportunities exist to develop new revenue opportunities by expanding its lines of merchandise. Specifically, the Company expects to expand its product mix by partnering with market leaders in various categories that are well suited for the Company's online auction format. Although the Company has focused primarily on the sale of computer products in an effort to target and attract the "early adopters," as the Internet grows and develops, the Company believes a broad array of categories of merchandise can be sold effectively through its online auction format, including any overstock products, limited source products and commodity-type products for which pricing is highly competitive. In particular, the Company has recently begun selling home and leisure products, such as eyewear, breadmakers and cooktop appliances.

  . INCREASE REVENUE SHARING ARRANGEMENTS WITH VENDORS. In order to reduce the level of principal risk when the Company purchases products from vendors for resale, the Company has entered into a number of revenue sharing arrangements with vendors to split the sales proceeds on an agreed-upon percentage basis. The Company believes these revenue sharing arrangements provide margin upside for the vendors while also guaranteeing gross margin percentage for the Company. As of September 30, 1998, the Company had entered into 28 of these revenue sharing agreements with vendors and expects to increase the number over time.

THE uBID AUCTION

  The Company has designed its attractive, fast, and easy-to-use Website to provide a compelling shopping experience for the user through an interactive auction format. Customers enter the auction at the uBid home page, which displays a list of product categories and sub-categories and showcases the auction's "best deals." Within a specific sub-category, uBid auctions a number of identical items at the same time. The minimum opening bid for each item is generally $7. The product page for each item features a concise product description, full-color image, and detailed technical specifications. In addition, a table lists the quantity available, the bid range, the minimum incremental bid, the current winning bidders and the amount of their bids and the time of auction close.

  To participate in the auction, a first-time bidder must complete the simple electronic registration form found on the Website. The bidder is then given an identification number and chooses a password. Once registered, the customer can bid and buy at will in the same or future auctions. After a customer bids on a product, the corresponding bidder list is instantly updated to reflect the bid and the customer's new position in the list of bidders. At the customer's option, he or she may elect to receive an e-mail when outbid or to use agent bidding to automatically increase the bid to a predetermined maximum dollar amount. These functions increase the likelihood that the user will place an additional bid.

  When the auction closes, the highest bidders win the available inventory at their actual bid prices. Each winning bidder may pay a price that is different from the prices paid by other winning bidders. When bidders' prices are equal, bids for larger quantities and with earlier initial bid times prevail. Using its proprietary software, uBid automatically determines the winning bidders and sends an e-mail message to confirm their purchases the same day. After being screened by the Company's anti-fraud software, the customer's credit card is charged and the merchandise is shipped.

PRODUCTS AND MERCHANDISING

  The Company offers on the average over 1,000 total items in each of its auctions. Currently, the merchandise consists primarily of computers and consumer electronics and has included brands such as AST, AT&T, Aiwa, Apple, Canon, Casio, Compaq, Dell, Gateway, Hewlett-Packard, IBM, JVC, Lexmark, Micron, NEC, Panasonic, Seagate, Sony, Toshiba and Uniden. For the quarter ended September 30, 1998, the product mix based on revenues consisted of approximately 52% new merchandise and 48% refurbished products. Regardless of the source of the merchandise, most merchandise sold by the Company is warranted by the manufacturer or refurbisher. The customer may purchase an extended warranty provided by a third party, Independent Dealer Services, Inc., in those states where such third-party warranties are permitted by law. The Company believes that this extended warranty combined with the Company's emphasis on customer service provide it with an advantage over its competitors, which generally rely solely on the warranties provided by the vendor.

  The Company currently offers merchandise in the following categories:

    Computer Products: Desktops, portable computers, computer accessories, disk drives, modems, monitors/video equipment, components, printers, scanners, digital cameras, software and home office products.

    Consumer Electronics: Home theater equipment, home audio equipment, speakers, televisions, camcorders, VCRs, DVD players, portable audio players and automobile audio equipment.

    Home and Leisure: Kitchen appliances, vacuum cleaners, personal care devices, jewelry and sunglasses.

VENDOR RELATIONSHIPS

  The Company obtains merchandise directly from computer and electronics manufacturers and indirectly through other vendors, such as retailers, distributors and Fortune 1000 companies. Currently, this merchandise is sourced from over 100 vendors. The Company believes that it has substantial access to additional sources of excess merchandise and is in a position to leverage its existing relationships and add new vendors to increase the breadth and number of products offered. Since merchandise availability can be unpredictable, a strong base of vendor relationships is important to the Company's success. See "Risk Factors--Reliance on Merchandise Vendors." As a result, the Company's buying staff maintains ongoing contact with its vendors to learn when new merchandise becomes available. The percentage of the Company's revenues attributable to sales of products sourced from the Parent has declined from over 90% in the first two months of operations to approximately 30% in March and April 1998 to less than 15% since May 1998.

  The Company directly purchases most of its products and holds them for resale. By purchasing merchandise, the Company assumes the full inventory and price risk involved in selling such merchandise. The Company believes its ability to sell its inventory quickly through its auctions justifies the cost of and risk involved in carrying inventory. The Company attempts to minimize its exposure to inventory and price risk through its auction management model that employs a sophisticated statistical software package to project the price at which each product will ultimately be sold to consumers based on current traffic and demand, and by determining at which price to purchase products from vendors. In the event the Company is left with excess inventory, the Company seeks to immediately dispose of such inventory through its auction site. To date, the Company's exposure to excess inventory has not been material.

  REVENUE SHARING. The Company also has entered into revenue sharing arrangements with several vendors to split the sales proceeds on an agreed-upon percentage basis. The Company believes these revenue sharing arrangements are attractive to vendors because it allows the vendor to potentially realize more revenue than in the case where the Company purchases the merchandise for a fixed price. The Company's avoidance of any inventory risk, unlimited margin upside for the vendors and guaranteed gross margin percentage for the Company make revenue sharing agreements an attractive arrangement to both the Company and vendors. As of September 30, 1998, the Company had entered into 28 of these revenue sharing agreements with vendors, and such agreements represented less than 5% of the Company's revenue for the quarter ended September 30, 1998. The Company believes that the percentage of its revenues represented by revenue sharing arrangements will continue to increase over the next 12 months.

SALES AND MARKETING

  The Company sells to consumers and small and medium-sized businesses. To achieve its objective of becoming the Internet auction site of choice for vendors and consumers, the Company has developed a marketing strategy in order to strengthen its brand name and increase customer traffic to its Website. This marketing strategy consists of establishing relationships with leading online companies, as well as employing a mix of media and promotional activities to achieve these goals.

  RELATIONSHIPS WITH LEADING ONLINE COMPANIES. uBid has established relationships with a number of Internet service and content providers to increase its access to online customers and to build brand recognition. The Company intends to complement its existing relationships and establish a leading brand name by pursuing additional agreements. See "Risk Factors-- Reliance on Relationships with Online Companies." Representative relationships include:

  . AOL. This relationship provides access to AOL's members through a premier button (a fixed icon displaying the uBid logo, visible on the computer screen without using the scroll button, which provides a direct link to the Company's Website) in the Office Products Department of AOL's Shopping Channel. Additionally, uBid's promotional banners (rectangular graphic advertisements) rotate throughout the AOL Shopping Channel.

  . CNET. uBid has an anchor position (i.e., a non-rotating, fixed advertisement) on the home page of Computers.com, CNET's computer channel designed to provide consumers with pertinent news and advice in purchasing computer hardware and software.

  . WIRED DIGITAL. uBid is a featured sponsor on the Computer Hardware
    Channel of Wired's HotBot Shopping Directory. The Company receives premier positioning within the Computer Hardware Channel along with a link to its Website on the Directory home page under the Computer Hardware listing. uBid also has promotional links within each of the Auctions, Computer Software and Small Business Needs Channels, along with banner ads circulating throughout the entire HotBot Shopping Directory.

  INTERNET ADVERTISING. The Company has taken a disciplined and selective approach in its advertising strategy that primarily considers the costs of customer acquisition. The Company attempts to maximize the return from promotional expenditures by choosing advertising media based on the cost relative to the likely audience and ability to generate increased traffic for the Company's Website. The Company places advertisements on various high-profile and high-traffic conduit Websites, including AOL, CNET, Excite, Yahoo! and others, as well as Websites that are targeted at a more focused audience. These advertisements usually take the form of banner ads that encourage readers to click through directly to the Company's Website. In addition, the Company and the Parent have reciprocal links on their Websites.

  CUSTOMER ELECTRONIC MAIL BROADCASTS. The Company actively markets to its own base of customers through e-mail broadcasts. All bidders in the Company's auctions are automatically added to the Company's electronic mailing list, which numbered over 120,000 registrants through September 30, 1998. The Company currently sends more than 850,000 e-mail messages each month announcing new items available at each auction, special products available, site changes and new features. The Company has a strict policy of sending only solicited e-mail, and a customer can remove his or her name from the Company's mailing list at any time.

ORDER FULFILLMENT

  The Company obtains products from its vendor network shortly before the products are put into auction. Although most products are held in inventory at the Company's distribution facility, in the case of refurbished products, the products may be held at the refurbisher's facility and shipped directly to the customer. However, the refurbisher is required to use uBid labeling and packaging standards and transmit shipment information to the Company to provide a uniform customer experience.

  The product fulfillment process, from receipt of products through shipment, is largely automated, enabling the Company to capture real-time data on inventory receiving, shipping and stock levels. Approximately 90% of the products shipped from the Company's warehouse are shipped the next business day after an auction closes, and the Company's tight shipping controls have historically kept shipping errors at negligible levels. The Company believes that the speed and accuracy of its order fulfillment process reinforces and enhances its customers' total purchase experience.

  Pursuant to the Company's exclusive agreement with the Parent, the Company has contracted its distribution functions to the Parent utilizing the Parent's fully developed distribution infrastructure which, in 1997, was responsible for the distribution of over one million orders of computer-related products. In July 1998, the Company entered into a sublease currently covering 100,000 square feet of the Parent's 325,000 square foot distribution center in Memphis, Tennessee. The sublease also provides for the Company's continued use of the Parent's sophisticated inventory control and shipping systems during the term of the sublease. This distribution arrangement enables uBid to provide distribution services which the Company believes far exceed that of the competition, who generally rely upon contract warehouses for the bulk of their fulfillment and logistics requirements.

CUSTOMER SUPPORT AND SERVICE

  The Company believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases is dependent, in part, on the strength of its customer support and service operations and staff. In contrast to most of the Company's competitors, uBid has established multiple channels for communicating with its customers before and after the sale, including phone, e-mail and online support. The Company currently employs a staff of customer support and service personnel who are responsible for handling customer inquiries, tracking shipments and investigating problems with merchandise. While merchandise sold by the Company is sold on an "as is" basis, products may be covered by manufacturers' warranties or third party warranties purchased by the customer. The Company, though not obligated to do so, may in specific instances accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. In addition, the Company has automated certain of its customer service functions, including providing users of the Website with online access to information such as product shipping status. The Company is committed to continue enhancing its customer support and service operations, through a variety of measures including improved customer reporting systems. See "Risk Factors--Reliance on Merchandise Vendors" and "--Management of Potential Growth; New Management Team."

TECHNOLOGY

  The Company has implemented a broad array of customer support, transaction-processing and fulfillment systems using a combination of both proprietary and commercially available, licensed technologies. These systems are scalable and secure and are designed to make both the customer experience and the transaction reporting and tracking process as seamless and simple as possible, with an emphasis on speed. The Company's hardware and software systems are designed to integrate seamlessly and manage real-time transactions with limited human intervention. The Company's current strategy is to license commercially available technology wherever possible rather than seek internally-developed solutions and to focus its internal software development efforts on creating and enhancing the specialized, proprietary software that is unique to its business. The Company's auction processing and auction management applications discussed below are jointly owned, in perpetuity, by the Parent and the third-party developers of the software pursuant to agreements between the Parent and such third-party developers. The agreements provide that the Parent and the third-party developers of the software jointly own all patent, copyright and other proprietary rights with respect to the Company's auction processing and auction management applications and certain general purpose libraries (used for general website and Java software development) which have been developed by the third-party developers and are used with the auction processing and auction management applications. The agreements provide that the Parent and the third-party developers of the software jointly own all patent, copyright and other proprietary rights with respect to the initial auction processing and auction management applications software platform developed for the Parent by the third-party developers (the "Original Auction Software") and certain general purpose libraries (used for general website and Java software development) (the "Libraries") used with the Original Auction Software. The three agreements material to the Company's ownership rights in externally developed software are the agreements with each of the two co-developers of the Original Auction Software (one of which is David L. Matthews, the Company's Director of Applications Development) and an Assignment and License Agreement between the Parent and the Company. Under the first two agreements with the co-developers of the Original Auction Software, such individuals have granted the Parent (i) joint ownership rights in the Original Auction Software, related work product and the Libraries developed by them prior to December 1997 and (ii) in the case of Mr. Matthews, sole ownership rights to the software and related work product developed for the Parent beginning in December 1997. Under the Assignment and License Agreement with the Parent, the Parent has assigned to the Company all of its right, title and interest in the copyrights in (i) the Original Auction Software and Libraries covered by the third-party developer agreements described above and
(ii) the on-line auction software developed by the Parent's employees for the Company, which consist primarily of interfaces with existing distribution, credit processing and other administrative systems. Under the Assignment and License Agreement, the Company has granted to the Parent a perpetual, non-exclusive, transferable, royalty-free license to those portions of the assigned software that are not specific to the operation of the Company's current on-line auction system.

  As co-owners of the Original Auction Software and the Libraries, the two co-developers and the Company have the right to grant licenses covering such software and libraries without the consent or notification of the other co-owners. In addition, the two co-developers have previously granted a license covering such software and libraries to the Parent (which is included in the rights being assigned to the Company under an Assignment and License Agreement with the Parent) and another third party. Such licensees have the right to use, distribute, re-license and otherwise modify the licensed source codes without royalties or further payment to any of the other co-developers or licensees.

  Substantial modifications and enhancements to the Company's Original Auction Software and Libraries have been made by employees of the Parent and the Company on a work-for-hire basis and are the property of the Company.

  AUCTION PROCESSING AND AUCTION MANAGEMENT APPLICATIONS. The Company uses a set of automated software applications for receiving and validating bids, registering bidders, placing customers on the Company's mailing list, listing currently active and recent winning and losing bids and reviewing and submitting customer service requests. The Company's internally-developed proprietary auction management software continually tracks every bid posted on all auctions and utilizes regression analysis to assist the Company in determining the number of products to auction at any given time. The Company believes that this system enables it to maximize margins in each product category.

  ORDER PROCESSING APPLICATIONS. The Company uses a set of applications for processing successful bids as they are converted into customer orders. These applications charge customer credit cards, print order information, transmit order information electronically to the Company's contract warehouse and vendors, and deposit transaction information into the Company's accounting system. All credit card numbers and financial and credit information are secured using the Internet security protocol Secure Socket Layer, Version 3, an encryption standard, and credit card numbers are maintained behind appropriate fire walls. The software used is made available through the Parent pursuant to the terms of the warehouse sublease between the Parent and the Company.

  MARKETING APPLICATIONS. The Company has developed a set of applications for sending automated broadcast e-mails to customers on a frequent basis. This software extracts e-mail addresses from the Company's mailing list, sends e-mails to the designated recipients and automatically services requests from customers to remove them from the mailing list.

SYSTEMS OPERATIONS

  The continued uninterrupted operation of the Company's Website is critical to its business, and the Company strives to maximize uptime of the Website. The Company uses the services of Pacific Bell and other Internet service providers to provide connectivity to the Internet over a dedicated DS-3 line. IDT Corporation provides Internet traffic and data routing services to the Company as well as e-mail services. MCI provides frame relay services for the Company's back office operations. The Company believes that these telecommunication and Internet service facilities are essential to the Company's operation. The Pacific Bell, IDT Corporation and MCI Internet access, traffic, data routing and e-mail services and frame relay services are provided by such parties through agreements with the Parent and will be made available to the Company after the Offering under the Internet/Telecommunications Agreement with the Parent. See "Risk Factors-- Management of Potential Growth; New Management Team," "--Risk of System Failure; Single Site" and "Certain Transactions--Internet/Telecommunications Agreement."

  The Company's hardware and software systems run in parallel on multiple servers, which allows the system to balance the workload among the servers. The system also includes redundant hardware on mission critical components, which the Company believes would enable it to survive a potential failure of any server with minimal downtime. In addition, capacity can be quickly and easily expanded by adding additional servers, without incurring significant development costs. In particular, the Company strives to maintain access to its Website and speed of use during the most heavily trafficked times of day-- the evening hours around the time scheduled for auction close. In order to do this, the Company anticipates expanding its system as usage increases to avoid any decrease in system response time. The Company pays the Parent for use of hardware systems that are located in Torrance, California. Prior to the Offering Closing Date, the Company and the Parent intend to enter into an agreement pursuant to which the Parent will continue to provide the Company with certain Internet and telecommunications services, including the related hardware systems. The Company currently is in discussions with a leading hosting provider to colocate the Company's servers and to develop a mirrored site location. Although the Company anticipates continuing to use the Parent's hardware systems for the near term, within one year following the Offering, the Company intends to purchase its own hardware and software systems, at an estimated cost of approximately $500,000. The Company expects to fund its purchase of such capital equipment with working capital (including the proceeds from the Offering). See "Certain Transactions-- Internet/Telecommunications Agreement."

INSURANCE COVERAGE

  Through the date of the Distribution, the Company will be covered by the insurance policies maintained by the Parent. As of September 30, 1998, the Parent maintained, among other types of coverage, a commercial liability policy with an aggregate limit of $27 million, including a $25 million umbrella policy, and a transit cargo policy with a limit of $1.5 million, a workers compensation policy with a limit of $1 million and blanket crime coverage with a limit of $2 million. Following the Distribution, the Company will be required to obtain its own insurance.

COMPETITION

  The electronic commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. The Company currently or potentially competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors include: (i) various Internet auction houses such as ONSALE, eBay, Yahoo! Auctions, First Auction (the auction site for Internet Shopping Network, a wholly-owned subsidiary of Home Shopping Network Inc.), Surplus Auction (a wholly-owned subsidiary of Egghead, Inc.), WebAuction (the auction site for MicroWarehouse, Inc.) and Insight Auction (the auction site for Insight Enterprises, Inc.); (ii) a number of indirect competitors that specialize in electronic commerce or derive a substantial portion of their revenue from electronic commerce, including Internet Shopping Network, AOL and Cendant Corp.; (iii) a variety of other companies that offer merchandise similar to that of the Company but through physical auctions and with which the Company competes for sources of supply; (iv) personal computer manufacturers that have their own direct distribution channels for their excess inventory or refurbished products; and (v) companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, Inc., PC Connection, Inc. and the Parent, some of which already sell online or may devote more resources to Internet commerce in the future. In particular, ONSALE, Inc. began conducting auctions on the Internet in May 1995 and has established significant market share and brand name recognition for online auctions for computer-related equipment. In addition, AOL has taken a minority equity interest in Bid.com (formerly Internet Liquidators International, Inc.), a competitor of the Company, and announced that the two companies have formed a strategic partnership under which revenue from Bid.com's auction platforms is shared with AOL and AOL provides a direct link for Bid.com's members to reach Bid.com's electronic commerce site on the Web.

  The Company believes that the principal competitive factors affecting its market are the ability to attract customers at favorable customer acquisition costs, operate the Website in an uninterrupted manner and with acceptable speed, provide effective customer service and obtain merchandise at satisfactory prices. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, customer support, technical and other resources than the Company.

  Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. In addition, manufacturers may elect to liquidate their products directly. Increased competition is likely to result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than the Company. As a result, such competitors may be able to secure merchandise from vendors on more favorable terms than the Company, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their merchandise than can the Company. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by each manager and technical measures to establish and protect its proprietary rights. The uBidSM service mark is registered in the United States. There can be no assurance that the Company will be able to secure significant protection for its service marks or trademarks. It is possible that competitors of the Company or others will adopt product or service names similar to "uBid" or other service marks or trademarks of the Company, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect the name "uBid" adequately could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's proprietary software is protected by copyright laws. The source code for the Company's proprietary software also is protected under applicable trade secret laws. All patent, copyright and other proprietary rights with respect to the Company's auction processing and auction management applications and certain general purpose libraries are co-owned by the Company and the third-party developers of such applications and libraries pursuant to various agreements among such third-party developers and the Parent which the Parent has assigned to the Company. As part of its confidentiality procedures, the Company generally enters into agreements with its employees and consultants and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property.

  The Company may in the future receive notices from third parties claiming infringement by the Company's software or other aspects of the Company's business. While the Company is not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources including the attention of management, and require the Company to enter into royalty and licensing agreements, which could have a material adverse effect on the Company's business, results of operations and financial condition. Such royalty and licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company also relies on a variety of technologies that it licenses from third parties, including its database and Internet server software, which is used in the Company's Website to perform key functions. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss or inability of the Company to maintain or obtain upgrades to any of these technology licenses could result in delays in completing its proprietary software enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially adversely affect the Company's business, results of operations and financial condition. See "Risk Factors--Protection of Intellectual Property."

EMPLOYEES

  As of September 30, 1998, the Company employed 49 people and 49 full-time equivalent contract personnel related to the Company's distribution center and call center. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly for software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. See "Risk Factors--Management of Potential Growth; New Management Team" and "--Dependence on Key Personnel; Need for Additional Personnel."

FACILITIES

  The Company's principal administrative, engineering, merchandising and marketing facilities total approximately 4,000 square feet, and are located in Elk Grove Village, Illinois under leases that are shared with the Parent and expire in 2002. The Company anticipates taking additional adjacent space under its existing lease and expanding into that space in the near future to accommodate expected growth. Since Inception, the Company has been dependent upon the Parent for warehousing and distribution services. In July 1998, the Company became responsible for its own warehousing and distribution and entered into a sublease for 100,000 square feet of the Parent's 325,000 square foot distribution center in Memphis, Tennessee. The sublease provides for the Company's continued use of the Parent's sophisticated inventory control and shipping systems during the term of the sublease. The sublease is at a monthly rate equal to the Parent's obligation to the landlord, plus taxes and utilities, and will expire in 2002. The Company believes that it has adequate space for its current needs. As the Company expands, it expects that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. The Company does not own any real estate.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers, key employees and directors of the Company are as follows:

NAME                         AGE POSITION
----                         --- --------
Gregory K. Jones............ 37  Chairman, President and Chief Executive Officer
Thomas E. Werner............ 41  Vice President and Chief Financial Officer
George Lu................... 34  Vice President--Information Systems
Timothy E. Takesue.......... 30  Vice President--Merchandising
David L. Hirschman.......... 35  Senior Vice President--Operations
Joel D. Ludvigsen........... 32  Director of Auction Planning
David L. Matthews........... 29  Director of Applications Development
Brian A. Williams........... 29  Director of Marketing
Frank F. Khulusi............ 32  Director
Howard A. Tullman........... 54  Director
Norman H. Wesley............ 48  Director

  GREGORY K. JONES. Mr. Jones has been President and Chief Executive Officer of the Company since November 1997, and Chairman of the Board since July 1998. Prior thereto, from October 1995 to November 1997, Mr. Jones was Senior Vice President of Strategic Markets at APAC TeleServices, Inc., a provider of outsourced telephone-based marketing, sales and customer management solutions. Prior thereto, from October 1990 to October 1995, Mr. Jones served as the President and Chief Operating Officer of The Reliable Corporation/Office 1, a Chicago-based direct mail/retailer of office products. Before that, from January 1988 to October 1990, Mr. Jones was a Senior Manager, consulting on systems and technology strategic planning for the accounting/consulting firm of Ernst & Young LLP. He sits on the Board of Directors of Ohio-based D.I.Y. Home Warehouse, an operator of 16 warehouse-format home improvement centers, and of E-Sport, an Internet sports content company. Mr. Jones received his B.A. degree from Miami University (Ohio) and his M.M. in marketing and finance from the J.L. Kellogg Graduate School of Management of Northwestern University.

  THOMAS E. WERNER. Mr. Werner has been Vice President and Chief Financial Officer of the Company since October 1998. From December 1995 to October 1998, Mr. Werner was Corporate Controller for Gateway, Inc., a manufacturer and marketer of personal computers and related products. From March 1995 until December 1995, Mr. Werner was Vice President and Assistant Corporate Controller for Dade International, a manufacturer of medical diagnostic equipment and products. From 1989 until 1995, Mr. Werner held various financial management positions with Baxter International, a manufacturer and distributor of health care products. Mr. Werner received his B.S. degree in Business from Indiana University and is a Certified Public Accountant.

  GEORGE LU. Mr. Lu has been Vice President--Information Systems of the Company since February 1998. Prior thereto, from March 1994 to January 1998, Mr. Lu was employed by Rand McNally & Company, most recently in the position of technical development manager for Rand McNally New Media and TDM. Prior thereto, from March 1993 to March 1994, Mr. Lu was with AECOM Corp. as a senior systems analyst. Mr. Lu received his B.S. degree from Huazhong University, currently known as Central China Normal University, and his M.S. degree from the University of Memphis.

  TIMOTHY E. TAKESUE. Mr. Takesue joined uBid as Vice President--Merchandising in December 1997. Prior to December 1997, Mr. Takesue was Director of Merchandising/Purchasing for Elek-Tek Inc., a catalog, retail and corporate reseller. Mr. Takesue was a buyer of computer and computer-related products and accessories at Montgomery Ward from March 1996 to August 1996 and from February 1988 to March 1996, Mr. Takesue held several positions with Fretter, Inc., a specialty retailer in appliances, consumer electronics and computers. During his eight years with that company, Mr. Takesue held the positions of General Store Manager, District Sales Manager of Indiana, Marketing Manager of the Ohio region with responsibility for all marketing functions, Regional Marketing Manager for the New England region, Merchandise Manager with responsibility for all buying and marketing of computer peripheral, software and accessory products, and Senior Merchandise Manager with responsibility for all buying and marketing of computer and related products. Mr. Takesue attended Wayne State University.

  DAVID L. HIRSCHMAN. Mr. Hirschman has been the Company's Senior Vice President--Operations since April 1997. Prior thereto, Mr. Hirschman served as Vice President of Marketing Operations at the Parent from August 1996 to March 1997, as Vice President of the Macintosh Marketing Division of the Parent from May 1996 to July 1996, and from June 1993 to April 1996 as the Vice President of Product Management at the Parent with responsibility for purchasing, inventory maintenance and vendor relations. From 1990 to 1993, Mr. Hirschman was the Purchasing Manager for Sun Computers, a large regional computer reseller. Mr. Hirschman holds a B.S. degree in business from Washington University in St. Louis.

  JOEL D. LUDVIGSEN. Mr. Ludvigsen joined uBid as Director of Auction Planning in November 1998. From 1996 to 1998, Mr. Ludvigsen served in the Strategic Management Consulting department at Bain & Company. From 1988 to 1994, Mr. Ludvigsen was a manager in the Audit Information Technology Group at KPMG Peat Marwick. Mr. Ludvigsen is a Certified Public Accountant, and received a B.A., summa cum laude, at Luther College and a M.B.A., with Baker Scholar distinction, at Harvard Graduate School of Business Administration.

  DAVID L. MATTHEWS. Mr. Matthews joined uBid as Director of Applications Development in January 1998. Mr. Matthews was a principal of Intier Corp., a software development company focusing on object-oriented systems development, from April 1997 to February 1998. Prior thereto, Mr. Matthews developed online systems for Web developer Inspired Arts of San Diego LLP, intranet database systems for Sequana Therapeutics, dial-up systems for VideoTex, Inc. and large scale NeXT STEP/UNIX development projects at Abbott Labs and SAIC. Mr. Matthews received his B.S. degree in computer science from the University of California, San Diego.

  BRIAN A. WILLIAMS. Mr. Williams joined uBid as Director of Marketing in September 1997. From August 1996 to September 1997, Mr. Williams led the online advertising and promotions department for the online games start-up, Engage Games Online. From February 1994 to August 1996, Mr. Williams served as a full-time interactive media consultant for Toyota Motor Sales, USA, working on the launch of their online and interactive products including the Toyota Website. Mr. Williams attended California State University, Fullerton.

  FRANK F. KHULUSI. Mr. Khulusi has been a director of the Company since its incorporation, acted as its President until November 1997, and acted as Chairman of the Board from the Company's incorporation to July 1998. Mr Khulusi is a co-founder of the Parent and has served as Chairman of the Board, President and Chief Executive Officer of the Parent since 1987. Mr. Khulusi attended the University of Southern California.

  HOWARD A. TULLMAN. Mr. Tullman joined the Board of Directors in June 1998. Since June 1997, Mr. Tullman has served as the Chief Executive Officer of JAMtv Corporation, which operates an Internet music site specializing in the webcasting of live music events. From October 1996 to May 1997, Mr. Tullman was one of the co-managers of Digital Entertainment Networks LLC, the predecessor to JAMtv Corporation. From October 1993 to September 1996, Mr. Tullman served as the President and Chief Executive Officer of Imagination Pilots, Inc., a multimedia software developer which he also founded. Immediately prior to founding Imagination Pilots, Inc., Mr. Tullman served as the Chief Executive Officer of Eager Enterprises, Inc., an information industry venture capital firm which he founded in 1990. Mr. Tullman received his B.A. degree from Northwestern University and a J.D. from the Northwestern University School of Law.

  NORMAN H. WESLEY. Mr. Wesley became a member of the Board of Directors of the Company in November 1998. Beginning on January 1, 1999, Mr. Wesley will become President, Chief Operating Officer and a member of the Board of Directors of Fortune Brands, Inc., a consumer products company with premier brands and leading markets in home and office products, golf equipment and distilled spirits. Mr. Wesley currently serves as Chairman and Chief Executive Officer of Fortune Brands Home & Office, the consolidated operation of ACCO World Corporation and MasterBrands Industries, Inc. Mr. Wesley joined ACCO in 1984 as Vice President, Corporate Development, became President and Chief Operating Officer of that company in 1987 and Chief Executive Officer in 1990. From 1997 through December 31, 1998, Mr. Wesley will also have served as Chairman and Chief Executive Officer of MasterBrands Industries, Inc. Mr. Wesley earned both a B.S. in finance, cum laude, and a M.B.A., magna cum laude, from the University of Utah.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

  The Company's Bylaws provide that the number of members of the Company's Board of Directors shall be determined by the Board of Directors. The number of directors is currently four. The Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. At each annual meeting of stockholders, the successors to the class of directors whose term expires at that time will be elected to hold office for a term of three years and until their respective successors are elected and qualified. The terms of office will expire at the Company's annual meeting in the year indicated: Gregory K. Jones--2001; Howard A. Tullman and Norman H. Wesley-- 2000; and Frank F. Khulusi--1999. The Company intends to appoint an additional outside director, in addition to Messrs. Tullman and Wesley (collectively, the "Outside Directors"), within the next six months. Neither Mr. Tullman nor Mr. Wesley is, and the additional Outside Director will not be, employed by the Company nor affiliated with the Parent. All of the officers identified above serve at the discretion of the Board of Directors of the Company.

  Upon the Offering Closing Date, the Company intends to establish three committees: the Executive Committee, the Audit Committee, and the Compensation Committee.

  The Executive Committee will have full authority to exercise all the powers of the Board between meetings of the Board, except as reserved by the Board. The Executive Committee will not have the power to elect or remove executive officers, approve a merger of the Company, recommend a sale of substantially all of the Company's assets, recommend a dissolution of the Company, amend the Certificate of Incorporation or Bylaws, declare dividends on the Company's outstanding securities, or, except as authorized by the Board, issue any Common Stock or preferred stock. Effective upon the Offering Closing Date, Messrs. Jones and Khulusi will be appointed as the members of the Executive Committee.

  The Audit Committee will have the power to oversee the retention, performance and compensation of the independent public accountants for the Company, and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate. Messrs. Tullman and Wesley will serve as the members of the Audit Committee.

  The Compensation Committee will review and approve the compensation of executive officers of the Company, including payment of salaries, bonuses and incentive compensation, determine the Company's compensation philosophy and programs, and administer the Company's stock option plans. Messrs. Tullman and Wesley will serve as the members of the Compensation Committee.

  The Board of Directors does not have a nominating committee. However, the Board of Directors will consider nomination recommendations from stockholders, which should be addressed to the Company's secretary at its principal executive offices.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION INFORMATION

  Immediately following the Offering Closing Date, the base salaries and bonuses of the Named Officers (as defined below) will be at levels determined by the Parent. Subsequent to the Distribution, the base salaries and bonuses of all executive officers of the Company will be determined by the Compensation Committee of the Company.

  The following tables set forth certain compensation information with respect to the Company's Chief Executive Officer and its executive officers and key employees during the period from Inception to December 31, 1997 (collectively, the "Named Officers"). All of the information set forth in this table reflects compensation earned by such individuals for services with the Company. The Company had no other executive officers whose salary and bonus exceeded $100,000 in 1997 or whose current salary exceeds $100,000 per annum.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                    1997 ANNUAL COMPENSATION     ------------
                                 -------------------------------  SECURITIES                      1998
                                                    OTHER ANNUAL  UNDERLYING     ALL OTHER       ANNUAL
NAME AND PRINCIPAL POSITION (1)  SALARY($) BONUS($) COMPENSATION   OPTIONS    COMPENSATION($) SALARY($) (2)
-------------------------------  --------- -------- ------------ ------------ --------------- -------------
Gregory K. Jones
 Chairman, President and
 Chief Executive Officer.......   19,519       --       --         366,494          --           175,000
Thomas E. Werner
 Vice President and Chief
 Financial Officer (3).........      --        --       --             --           --           160,000
George Lu
 Vice President--Information
 Systems (3)...................      --        --       --             --           --           120,000
Timothy E. Takesue
 Vice President--Merchandising.   16,076    20,000      --          54,974          --            96,000
David L. Hirschman
 Sr. Vice President--
 Operations (4)................   69,560       --       --             --           --           152,000
Joel D. Ludvigsen
 Director of Auction
 Planning (3)..................      --        --       --             --           --            60,000
David L. Matthews
 Director of Applications
 Development (3)...............      --        --       --             --           --            95,000
Brian A. Williams
 Director of Marketing.........   15,600       --       --           7,330          --            57,000

-------
(1) Frank Khulusi, the Chairman of the Board, President and Chief Executive Officer of the Parent, served as President and Chief Executive Officer of the Company until November 1997. In addition, Richard M. Finkbeiner, the former Chief Financial Officer of the Parent, served as the Chief Financial Officer of the Company from Inception through September 21, 1998. Neither Mr. Khulusi nor Mr. Finkbeiner received any compensation from the Company in 1997. However, the compensation paid by the Parent to Mr. Khulusi in 1997 consisted of salary of $395,266, a cash bonus of $25,000 and an option to purchase 100,000 shares of Parent Common Stock with an exercise price of $7.125 per share. Mr. Finkbeiner's compensation from the Parent consisted of salary of $233,063, a cash bonus of $94,653, relocation expenses and allowances paid by the Parent in an aggregate amount of $15,246 and an option to purchase 20,000 shares of Parent Common Stock with an exercise price of $7.125 per share. All compensation paid to Messrs. Khulusi and Finkbeiner was for services provided to the Parent, and no allocation was made for services provided to the Company by these individuals.

(2)  Figures are based on annualized salary, excluding bonus, if any.

(3)  Messrs. Lu, Matthews, Werner and Ludvigsen joined the Company in 1998.

(4) Prior to joining the Company, Mr. Hirschman was employed by the Parent and received for his services to the Parent in 1997 a salary of $70,369, a cash bonus of $18,336 and an option to purchase 24,600 shares of Parent Common Stock with an exercise price ranging from $5.50 to $6.00 per share.

                           OPTION GRANTS DURING 1997

                               INDIVIDUAL GRANTS

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                              ANNUAL RATES OF
                         NUMBER OF   PERCENT OF                                 STOCK PRICE
                         SECURITIES TOTAL OPTIONS                             APPRECIATION FOR
                         UNDERLYING  GRANTED TO                               OPTION TERM (1)
                          OPTIONS   EMPLOYEES IN  EXERCISE PRICE EXPIRATION --------------------
NAME                      GRANTED    FISCAL YEAR    PER SHARE       DATE       5%        10%
----                     ---------- ------------- -------------- ---------- --------- ----------
Gregory K. Jones........  366,494         80%         $0.27         2007    $  62,231 $  157,706
Timothy E. Takesue......   54,974         12           0.27         2007        9,335     23,656
Brian A. Williams.......    7,330          2           0.27         2007        1,245      3,154

                            YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                 DECEMBER 31, 1997       DECEMBER 31, 1997 (2)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Gregory K. Jones............     --         366,494       $ --         $ --
Thomas E. Werner............     --             --          --           --
George Lu...................     --             --          --           --
Timothy E. Takesue..........     --          54,974         --           --
David L. Hirschman..........     --             --          --           --
Joel D. Ludvigsen...........     --             --          --           --
David L. Matthews...........     --             --          --           --
Brian A. Williams...........     --           7,330         --           --

--------
(1) Assumes appreciation at the independently appraised value of the Common Stock of 5% and 10% per year over the ten-year option period as mandated by the rules and regulations of the Securities and Exchange Commission, and does not represent the Company's estimate or projection of the future value of the Common Stock. If the initial offering price per share had been used to calculate potential realizable value, instead of the independently appraised value, appreciation at an assumed annual rate of 5% and 10% would have resulted in values of approximately $4.0 million and $10.2 million, respectively. The actual value realized may be greater or less than the potential realizable values set forth in the table.

(2) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1997 ($0.27 per share as determined by the Stock Option Committee of the Board of Directors based, among other factors, upon the limited operating history and revenues of the Company, the operating losses of the Company, the market value per share of Parent Common Stock and the portion of the Parent's business represented by the Company) and the exercise price of the Named Officer's option.

COMPENSATION OF DIRECTORS

  Mr. Tullman and Mr. Wesley were each granted an option to purchase 18,325 shares of Common Stock, at an exercise price of $6.82 and $11.79, respectively, per share, in connection with their becoming directors of the Company. The Company currently intends to grant options to purchase shares of Common Stock to all non-employee directors of the Company under the 1998 Stock Incentive Plan. See "--Stock Options." Other than as will be provided in such Plan and the reimbursement of reasonable expenses incurred with attending Board and Committee meetings, the Company has not yet adopted specific policies on directors' compensation and benefits following the Offering Closing Date.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Gregory K. Jones, President and Chief Executive Officer of the Company. The agreement with Mr. Jones is terminable by Mr. Jones upon 30 days prior written notice or by the Company at any time. Pursuant to this agreement, Mr. Jones receives base salary in the amount of $175,000, subject to increase or decrease by mutual agreement or pursuant to the Board of Directors' annual review policy and budgeting procedures. Mr. Jones is also eligible to receive annual bonuses, at the sole discretion of the Board, up to a current maximum annual amount of $50,000.

  If the agreement is terminated prior to October 22, 2000, Mr. Jones will receive an amount equal to six months of his base compensation as severance, and he will continue to receive health benefits for six months after such termination.

  Pursuant to his employment agreement, Mr. Jones was granted an option to purchase 366,494 shares of Common Stock at an exercise price of $0.27 per share. See "--Other Stock Options."

  In addition to Mr. Jones' employment agreement as described above, Thomas Werner, Vice President and Chief Financial Officer of the Company, and David Hirschman, Senior Vice President--Operations of the Company, have the right to receive three months salary if their employment is terminated by the Company.

STOCK OPTIONS

 1998 STOCK INCENTIVE PLAN

  The Company's 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") was adopted by the Board of Directors and the Parent, as sole stockholder, in August 1998. The purpose of the 1998 Stock Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of the Company and its subsidiaries and to promote the success of the Company's business. The 1998 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights ("Awards") to employees, directors and consultants of the Company. Initially 1,832,470 shares of Common Stock are reserved for issuance under the 1998 Stock Incentive Plan. Commencing January 2, 2000, the number of shares of Common Stock reserved for issuance under the 1998 Stock Incentive Plan will be increased by a number equal to 3% of the number of shares of Common Stock outstanding as of December 31 of the immediately preceding calendar year, provided that the number of shares of Common Stock available for grant of incentive stock options shall be 476,442 shares, and such number shall not be subject to adjustment as described above. Where the Award agreement permits the exercise or purchase of the Award for a certain period of time following the recipient's termination of service with the Company, disability, or death, the Award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the Award, whichever occurs first. To date, no Awards have been granted under the 1998 Stock Incentive Plan.

  With respect to Awards granted to directors or officers, the 1998 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit such Awards to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, in accordance with Rule 16b-3 thereunder. With respect to Awards granted to other participants, the 1998 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the Board of Directors or such committees (the "Plan Administrator") shall determine the provisions, terms and conditions of each Award, including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares of Common Stock, or other consideration) upon settlement of the Award, payment contingencies and satisfaction of any performance criteria. Incentive stock options are not transferable by the optionee other than by will or the laws of descent or distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee. Other Awards shall be transferable to the extent provided in the agreement evidencing the Award. The exercise price of incentive stock options must be at least equal to the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed ten years. The term of other Awards will be determined by the Plan Administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the Common Stock on the grant date and the term of the option must not exceed five years. The exercise or purchase price of other Awards will be such price as determined by the Plan Administrator. The consideration to be paid for the shares of Common Stock upon exercise or purchase of an Award will be determined by the Plan Administrator and may include cash, check, shares of Common Stock, a promissory note, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the Award.

  In the event of an acquisition of the Company through the sale of all or substantially all of its assets, a merger or other business combination in which the Company is not the surviving entity ("Corporate Transaction"), outstanding Awards under the 1998 Stock Incentive Plan, except as otherwise provided in a specific Award Agreement, terminate unless assumed by the successor company or its parent; provided that all outstanding but unvested options will become fully vested, and all restricted stock will be released from any forfeiture restrictions, immediately prior to the effective date of the Corporate Transaction.

  Unless terminated sooner, the 1998 Stock Incentive Plan will terminate automatically in 2008. The Board has the authority to amend, suspend or terminate the 1998 Stock Incentive Plan subject to stockholder approval of certain amendments and provided no such action may affect Awards previously granted under the 1998 Stock Incentive Plan.

 OTHER STOCK OPTIONS

  Prior to the Offering, the Company granted nonqualified options to key employees of the Company to purchase Common Stock. Pursuant to such option program as of September 30, 1998, options to purchase 869,690 shares of the Company's Common Stock were granted to such key employees at a weighted average purchase price of $.71 per share. These options have expiration dates ranging from 2007 to 2008, provided that an option will terminate following 90 days after cessation of employment (other than for death or disability) and following one year after cessation of employment for death or disability.

  The options vest at a rate of 20% per year, except that, in the case of options granted to Messrs. Hirschman and Matthews, employees of the Company, the first 20% installment will vest on the Offering Closing Date. Upon a merger, sale of substantially all of the assets or similar transaction involving the Company that results in a change of control ("Change of Control"), Mr. Jones' option will become fully vested. In the case of the other options, upon a Change of Control, the next 20% installment of the option will vest (the "Accelerated Installment") along with a prorated amount of any additional number of unvested shares covered by the option calculated by (x) subtracting the number of full months remaining until the normal annual vesting date of the Accelerated Installment from 12, (y) dividing the difference by 12 and (z) multiplying the resulting fraction times the number of shares covered by the next 20% installment. Notwithstanding the vesting described above, no option will be exercisable until the earlier of (i) the Distribution Date or (ii) 18 months following the Offering Closing Date.

  The following table shows, as of November 16, 1998, with respect to each of the Named Officers of the Company holding an option granted pursuant to the Company's informal stock option program, the number of shares covered by the option and the exercise price of such option.

       NAME OF INDIVIDUAL        SHARES SUBJECT
      OR PERSONS IN GROUP          TO OPTIONS     GRANT DATE(S)   EXERCISE PRICE
      -------------------        -------------- ----------------- --------------
  Gregory K. Jones..............    366,494              10/22/97         $0.27
  Thomas E. Werner..............    109,948              10/26/98          8.87
  George Lu.....................     73,298      1/20/98; 3/30/98          0.27
  Timothy E. Takesue............     73,298     12/10/97; 3/30/98          0.27
  David L. Hirschman............    109,948                1/8/98          0.27
  Joel D. Ludvigsen.............     32,984               11/2/98         11.79
  David L. Matthews.............     73,298               1/22/98          0.27
  Brian A. Williams.............     16,492      12/11/97; 7/6/98   0.27; 11.79

  In addition, on December 2, 1998 the Company granted to George Lu, Timothy Takesue, another current employee and one new employee, options to purchase 27,000, 27,000, 5,000 and 35,000 shares of Common Stock, respectively, with an exercise price equal to the initial public offering price.

401(k) PLAN

  Currently, the Company's employees participate in the Parent's 401(k) Savings and Retirement Plan. The Services Agreement to be entered into by the Company and the Parent will provide that, for the lesser of (i) one year after the Distribution or (ii) until such time as the Company establishes its own 401(k) plan, the Company's employees will continue to participate in the Parent's 401(k) plan. See "Certain Transactions--Services Agreement." The Company intends to adopt its own 401(k) Savings and Retirement Plan in the future that is intended to qualify for preferential tax treatment under section 401(k) of the Code ("401(k) Plan"). Although the Company has not yet adopted the specific terms of the 401(k) Plan, the Company intends that most of the employees of the Company will be eligible to participate in the 401(k) Plan upon adoption.

OWNERSHIP OF PARENT COMMON STOCK BY THE COMPANY'S DIRECTORS AND EXECUTIVE
OFFICERS

  No present or future officer or director currently owns any shares of Common Stock, all of which are currently owned by the Parent. Upon consummation of the Distribution, such directors and officers will receive shares of Common Stock in respect of shares of Parent Common Stock held by them on the record date for the Distribution. The following table sets forth the number of shares of Parent Common Stock beneficially owned on September 30, 1998 by each of the Company's directors, the Named Officers and all directors and Named Officers of the Company as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities. Percentages of shares beneficially owned are based upon 10,238,703 shares of Parent Common Stock outstanding at September 30, 1998, plus for each person named below any shares of Parent Common Stock that may be acquired by such person within 60 days of such date upon exercise of outstanding stock options or warrants.

                                                                 SHARES
                                                           BENEFICIALLY OWNED
                                                           ---------------------
   NAME                                                      NUMBER    PERCENT
   ----                                                    ----------- ---------
   Gregory K. Jones.......................................         --      --
   Thomas E. Werner.......................................         --      --
   George Lu..............................................       1,250      *
   Timothy E. Takesue.....................................         --      --
   David L. Hirschman (1).................................         --      --
   Joel D. Ludvigsen......................................         --      --
   David L. Matthews......................................       2,000      *
   Brian A. Williams......................................         --      --
   Frank F. Khulusi (2)...................................   1,816,875    17.7%
   Howard A. Tullman......................................       1,000      *
   Norman H. Wesley.......................................         --      --
   All directors and Named Officers as a group (11
    persons)..............................................   1,821,125    17.7%

--------
 *  Less than 1%

(1) Mr. Hirschman holds options to purchase 17,600 shares of Parent Common Stock the unvested portion of which will be forfeited upon consummation of the Offering in accordance with the negotiated terms of Mr. Hirschman's initial employment with the Company.

(2) The aggregate amount of Parent Common Stock beneficially owned by Mr. Khulusi includes (i) 8,575 shares held in trust for the children of Mr. Khulusi's sister, as to which Mr. Khulusi acts as trustee, and
    (ii) 47,215 shares covered by options which are exercisable within 60 days of September 30, 1998.

                             CERTAIN TRANSACTIONS

  The following includes brief summaries of the anticipated provisions of the Separation and Distribution Agreement and each of the Services Agreement, the Tax Indemnification and Allocation Agreement, the Joint Marketing Agreement and the Internet/Telecommunications Agreement (collectively, the "Ancillary Agreements"), each between the Company and the Parent. The summaries of such agreements are qualified in their entirety by such agreements, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

HISTORICAL INTERCOMPANY RELATIONSHIPS

  Prior to the Offering Closing Date, the Company has been a wholly-owned, indirect subsidiary of the Parent. As a wholly-owned subsidiary, the Company has received various services provided by the Parent, including administration (accounting, human resources, legal), warehousing and distribution (through June 1998), Internet/telecom and joint marketing. The Parent has also provided the Company with the services of a number of its executives and employees. In consideration for these services, the Parent has historically allocated a portion of its overhead costs related to such services to the Company. Management of the Company believes that the amounts allocated to the Company have been no less favorable to the Company than the expenses the Company would have incurred to obtain such services on its own or from unaffiliated third parties. None of these services have been provided to the Company pursuant to any written agreement between the Company and the Parent.

SEPARATION AND DISTRIBUTION AGREEMENT

  The Parent has announced that, subject to satisfaction of certain conditions, the Parent intends to distribute to its stockholders no sooner than 180 days after the consummation of the Offering all of the Common Stock of the Company owned by the Parent at that time. The Separation and Distribution Agreement to be entered into between the Company and the Parent will set forth certain agreements among the Company and the Parent, with respect to the principal corporate transactions required to effect the Separation, the Offering and the Distribution, and certain other agreements governing the relationship among the parties thereafter.

  THE OFFERING. The Separation and Distribution Agreement provides that the Company shall consummate the Offering. On the Offering Closing Date, the Parent will own 7,329,883 of the outstanding shares of Common Stock, which will represent approximately 82.3% of the voting power of all the outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full).

  THE DISTRIBUTION. The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, the Parent and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Parent Board will have the sole discretion to determine the Distribution Date at any time commencing 180 days after the Offering Closing Date and ending on or prior to December 31, 1999. The Parent has agreed to consummate the Distribution promptly but in no event prior to 180 days after consummation of the Offering, subject to the satisfaction, or waiver by the Parent Board, of the following conditions:

    (i) the PwC Opinion shall have been obtained, in form and substance satisfactory to the Parent, and be confirmed at the time of Distribution;

    (ii) if the Company decides to seek a Letter Ruling, the Letter Ruling shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code and the Distribution by the Parent of Common Stock to stockholders of the Parent will not result in recognition of any income, gain or loss for federal income tax purposes to the Parent or the Parent's stockholders, and such ruling shall be in form and substance satisfactory to the Parent, in its sole discretion;

    (iii) any material governmental approvals and third party consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

    (iv) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of the Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and

    (v) no other events or developments shall have occurred subsequent to the Offering Closing Date that, in the sole judgment of the Parent Board, would result in the Distribution having a material adverse effect on the Parent or on the stockholders of the Parent.

  The Company and the Parent have agreed that, after the Offering Closing Date, none of the parties will take, or permit any of its affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax-free distribution to the Parent and the Parent's stockholders pursuant to Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary in order for the Distribution to qualify as a tax-free distribution to the Parent and the Parent's stockholders pursuant to Section 355 of the Code. Without limiting the foregoing, after the Offering Closing Date and prior to the Distribution Date, the Company will not issue or grant, directly or indirectly, any shares of its capital stock or any rights, warrants, options or other securities to purchase or acquire (whether upon conversion, exchange or otherwise) any shares of its capital stock (whether or not then exercisable, convertible or exchangeable).

  REGISTRATION RIGHTS. The Separation and Distribution Agreement will provide that the Parent, and Messrs. Frank and Sam Khulusi, holders of approximately 18% and 19%, respectively of Parent Common Stock, will have the right in certain circumstances, but in no event prior to 180 days after the Offering Closing Date (in the case of the Parent) and 180 days after the Distribution (in the case of Messrs. Frank and Sam Khulusi), to require the Company to use its best efforts to register for resale shares of Common Stock held by them under the Securities Act of 1933, as amended ("1933 Act"), subject to certain conditions, limitations and exceptions. The Company also will agree with the Parent and Messrs. Frank and Sam Khulusi that if the Company files a registration statement for the sale of securities under the 1933 Act, then such persons may, subject to certain conditions, limitations and exceptions, include in such registration statement shares of Common Stock held by them. In addition, for an additional 90 days after the applicable 180-day period, the Company will be entitled to include its shares in any requested Demand Registration and to reduce the number of shares to be sold by the Parent or Messrs. Frank and Sam Khulusi thereunder to a minimum of 20%, collectively, of the total offering plus the amount of any underwriters' over-allotment option. In the case of Messrs. Frank and Sam Khulusi, the Company will bear up to $100,000 of the cost of the first, and up to $50,000 of the second, requested registrations and will bear the cost of all piggyback registrations. In addition, the Parent's registration rights will terminate upon consummation of the Distribution.

  RELEASES AND INDEMNIFICATION. The Separation and Distribution Agreement provides for a full and complete release and discharge as of the Offering Closing Date of all liabilities, known or unknown, existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offering Closing Date, between the Company and the Parent (including any contractual agreements or arrangements existing or alleged to exist between them on or before the Offering Closing Date), except as expressly set forth in the Separation and Distribution Agreement.

  Except as provided in the Separation and Distribution Agreement, the Company has agreed to indemnify, defend and hold harmless the Parent and each of the Parent's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from: (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any liabilities of the Company in accordance with their respective terms; (ii) any breach by the Company of the Separation and Distribution Agreement or any of the Ancillary Agreements; and (iii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part.

  Except as provided in the Separation and Distribution Agreement, the Parent has agreed to indemnify, defend and hold harmless the Company and each of the Company's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from: (i) the failure of the Parent or any other person to pay, perform or otherwise promptly discharge any liabilities of the Parent other than the liabilities of the Company; and (ii) any breach by the Parent of the Separation and Distribution Agreement or any of the Ancillary Agreements. Neither the Company nor the Parent is obligated under the Separation and Distribution Agreement to indemnify the other for: (i) any liability, contingent or otherwise, assumed, transferred, assigned or allocated to the other under the Separation and Distribution Agreement or any Ancillary Agreement; (ii) any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business between the parties prior to the Offering Closing Date; (iii) any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by one party at the request or on behalf of the other; (iv) any liability that the Company or the Parent may have with respect to indemnification or contribution pursuant to the Separation and Distribution Agreement for claims brought against other party by third persons; or (v) generally, any liability the release of which would result in the release of any person other than a person released pursuant to the Separation and Distribution Agreement.

  The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any Ancillary Agreement, the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including certain limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

  In the event that any dispute, controversy or claim is, or is reasonably likely to be, in excess of $5 million, or in the event that an arbitration award in excess of $5 million is issued in any arbitration proceeding commenced under the Separation and Distribution Agreement, subject to certain conditions, any party may submit such dispute, controversy or claim to a court of competent jurisdiction and the arbitration provisions contained in the Separation and Distribution Agreement will not apply. In the event that the parties do not agree that the amount in controversy is in excess of $5 million, the Separation and Distribution Agreement provides for arbitration of such disagreement.

  NONCOMPETITION; CERTAIN BUSINESS TRANSACTIONS. The Separation and Distribution Agreement provides that, for a period of nine months after the Distribution Date, the Parent will not directly or indirectly, including by way of acquisition of other companies, engage in the Internet online auction business in substantially the same manner and format as conducted by the Company on the date of the Separation and Distribution Agreement (the "Company Business"). The Separation and Distribution Agreement also provides for the allocation of certain corporate opportunities following the Offering Closing Date and prior to the Distribution Date. During this period, neither the Company nor the Parent will have any duty to communicate or offer such opportunities to the other and may pursue or acquire any such opportunity for itself or direct such opportunity to any other Person. Except as otherwise contemplated under the intercompany agreements, it is anticipated that all contracts between the Company and the Parent after consummation of the Offering will be at arms length. See "Risk Factors--No Duty to Communicate Corporate Opportunities."

  EXPENSES. The Company has agreed to pay all third-party costs, fees and expenses relating to the Offering, all of the reimbursable expenses of the Underwriters pursuant to the Purchase Agreement (as defined below), all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discount as provided in the Purchase Agreement. See "Underwriting." Except as expressly set forth in the Separation and Distribution Agreement or in any Ancillary Agreement, whether or not the Distribution is consummated, each party shall bear its own respective third-party fees, costs and expenses paid or incurred in connection with the Distribution.

  TERMINATION. The Separation and Distribution Agreement may be terminated at any time prior to the Distribution Date by the mutual consent of the Parent and the Company, or by the Parent at any time prior to the Offering Closing Date; however, it shall be a condition to the Offering hereby that the Separation and Distribution Agreement remains in full force and effect on the Offering Closing Date. If the Separation and Distribution Agreement is terminated prior to the Offering Closing Date, no party thereto (or any of its respective directors or officers) will have any liability or further obligation to any other party. In the event of any termination of the Separation and Distribution Agreement on or after the Offering Closing Date, only the provisions of the Separation and Distribution Agreement that obligate the parties to pursue the Distribution, or take, or refrain from taking, actions which would or might prevent the Distribution from qualifying for tax-free treatment under Section 355 of the Code, will terminate and the other provisions of the Separation and Distribution Agreement and each Ancillary Agreement will remain in full force and effect.

SERVICES AGREEMENT

  Prior to the Offering Closing Date, the Company and the Parent intend to enter into a services agreement (the "Services Agreement") pursuant to which the Parent will provide to the Company various administrative services, including general accounting services, credit services and payroll and benefits administration.

  GENERAL ACCOUNTING SERVICES. Pursuant to the Services Agreement, the Parent will provide uBid with accounts payable services and general ledger services. The services will be provided on a cost-plus 10% basis. This portion of the Services Agreement may be cancelled by either party on 90 days prior written notice and may be renewed by mutual agreement of the parties.

  CREDIT SERVICES. The Services Agreement will also provide for the provision by the Parent to uBid of credit services, including full credit checking and analysis at a cost to uBid of $1.50 per transaction. The Parent will undertake to use its best efforts to process each credit check within 24 hours of receipt of the Company's request. This portion of the Services Agreement may be cancelled by either party on 90 days prior written notice and may be renewed by mutual agreement of the parties.

  PAYROLL AND BENEFITS ADMINISTRATION. During a transition period for the lesser of (i) one year or (ii) until such time as the Company establishes its own 401(k) plan, the Parent will administer uBid's payroll and uBid's employees will continue to be covered under the Parent's health insurance plan and will continue to participate in the Parent's 401(k) plan. The Company will reimburse the Parent for all payroll and benefits costs, and the Parent will receive a monthly servicing fee on a cost-plus 10% basis per covered or participating employee. This portion of the Services Agreement may be cancelled by either party on 90 days prior written notice and may be renewed by mutual agreement of the parties.

  Payments pursuant to the Service Agreement shall be made monthly in arrears within 30 days after the Company's receipt of an invoice detailing the services rendered. The Company believes that the fees for services to be provided under the Services Agreement will be no less favorable to the Company than could have been obtained by the Company from unaffiliated third parties.

  The Services Agreement will have an initial term of one year and may be cancelled at any time at the option of either the Company or the Parent upon 90 days prior written notice. Following the initial term, the Company may seek to renew or extend the term or to modify the scope of the services to be provided by the Parent under the Services Agreement.

  Any services rendered to the Company by the Parent beyond the services to be provided under the terms of the Services Agreement that the Parent determines are not covered by the fees provided for under the terms of the Services Agreement will be billed to the Company as described in the Services Agreement, or on such other basis as the Company and the Parent may agree, provided that the price payable by the Company for non-covered services will be established on a negotiated basis which is no less favorable to the Company than the charges for comparable services from unaffiliated third parties.

TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

  Prior to the Offering Closing Date, the Company and the Parent intend to enter into a Tax Indemnification and Allocation Agreement, which will provide that if any one of certain events occurs, and such event causes the Distribution not to be a tax-free transaction to the Parent under Section 355 of the Code, then the Company will indemnify the Parent for income taxes the Parent may incur by reason of the Distribution not so qualifying under the Code (the "Distribution Taxes"). Such events include any breach of representations relating to the Company's activities and ownership of its capital stock made to the Parent or in connection with the PwC Opinion or any solicitation of a Letter Ruling. In connection with the Distribution, confirmation of the PwC Opinion at the time of the Distribution and any Letter Ruling, the Company will likely make certain representations regarding its intentions at the time of the Distribution with respect to its business.

  The Tax Indemnification and Allocation Agreement will also provide that the Parent will indemnify the Company for Distribution Taxes for which the Company has no liability to the Parent under the circumstances described above.

  In addition to the foregoing indemnities, the Tax Indemnification and Allocation Agreement will provide for: (i) the allocation and payment of taxes for periods during which the Company and the Parent are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes; (ii) the allocation of responsibility for the filing of tax returns; (iii) the conduct of tax audits and the handling of tax controversies; and (iv) various related matters.

  For periods during which the Company is included in the Parent's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns (which will include the periods on or before the Distribution Date), the Company will be required to pay an amount of income tax equal to the amount it would have paid had it filed its tax return as a separate entity, except in cases where the consolidated or combined group as a whole realizes a detriment from consolidation or combination. The Company will be responsible for its own separate tax liabilities that are not determined on a consolidated or combined basis. The Company will also be responsible in the future for any increases to the consolidated tax liability of the Company and the Parent that is attributable to the Company, and will be entitled to refunds for reductions of tax liabilities attributable to the Company for prior periods.

  The Company will be included in the Parent's consolidated group for federal income tax purposes so long as the Parent beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each corporation that is a member of a consolidated group during any portion of the group's tax year is jointly and severally liable for the federal income tax liability of the group for that year. While the Tax Indemnification and Allocation Agreement allocates tax liabilities between Company and the Parent during the period on or prior to the Offering Closing Date in which the Company is included in the Parent's consolidated group, the Company could be liable in the event federal tax liability allocated to the Parent is incurred, but not paid, by the Parent or any other member of the Parent's consolidated group for the Parent's tax years that include such periods. In such event, the Company would be entitled to seek indemnification from the Parent pursuant to the Tax Indemnification and Allocation Agreement. See "Risk Factors--Control of Company; Relationship with the Parent."

  As a condition to the Parent effecting the Distribution, the Company will be required to indemnify the Parent for any tax liability suffered by the Parent arising out of actions by the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution or to be taxable to the Parent for federal income tax purposes under Section 355 of the Code. For example, Section 355 generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the subsidiary is acquired by one or more persons acting pursuant to a plan or series of related transactions that include the spin-off. To ensure that issuances of equity securities by the Company will not cause the Distribution to be taxable to the Parent, the Tax Indemnification and Allocation Agreement contains certain restrictions on issuances of equity securities of the Company and its repurchase of equity securities until three years following the Restriction Period. Until the second anniversary of the Distribution Date, the Company cannot issue Common

Stock and other equity securities (including the shares sold in the Offering) that would cause the number of shares of Common Stock distributed by the Parent in the Distribution to constitute less than 60% of the outstanding shares of Common Stock unless the Company first obtains either the consent of the Parent or a favorable IRS letter ruling that the issuance will not affect the tax-free status of the Distribution. After this period until the end of the third year from the Distribution Date, the Company cannot issue Common Stock and other equity securities that, when combined with equity securities sold in and after the Offering would cause the number of shares of Common Stock distributed by the Parent in the Distribution to constitute less than 55% of the outstanding shares of Common Stock unless the Company first obtains the consent of the Parent or a favorable IRS letter or opinion of tax counsel that the issuance would not affect the tax-free status of the Distribution. These restrictions on the issuance of equity securities may impede the ability of the Company to raise necessary capital or to complete acquisitions, if any, using equity securities. The foregoing prohibitions do not apply to issuances of debt securities of the Company that are not convertible into Common Stock or other equity securities. The same requirements for an IRS ruling, consent of the Parent or an opinion of counsel are applicable to any proposed repurchases of Common Stock during the Restriction Period. In the event that the Company is required to indemnify and reimburse the Parent for any tax liability incurred by the Parent arising out of the Distribution, such indemnification and reimbursement would have a material adverse effect on the business, results of operations and financial condition of the Company. See "Risk Factors--Tax Indemnification Obligation, Limitation on Issuances of Equity Securities Following the Distribution" and "--Limited Ability to Issue Common Stock Prior to Distribution."

  PARENT STOCK OPTIONS. Parent Stock Options outstanding as of the Distribution Date will, as of the Distribution Date, become options to purchase shares of both Parent Common Stock and Common Stock ("Adjusted Options"). The number of shares of Common Stock that will be subject to such Adjusted Options will be based upon the ratio of the number of shares of Common Stock distributed to the Parent's stockholders in the Distribution divided by the total number of shares of Parent Common Stock outstanding on the record date for the Distribution. In addition, the exercise price for each Adjusted Option will be allocated between the option to purchase Parent Common Stock and the option to purchase Common Stock based on the respective average post-Distribution closing prices of Parent Common Stock and Common Stock on the Nasdaq National Market for the 30 days following the ex-dividend date for the Distribution. The options to purchase Common Stock covered by the Adjusted Options will be issued under the Company's 1998 Stock Incentive Plan.

  As of September 30, 1998, there were outstanding options to purchase 854,893 shares of Parent Common Stock. Based on the number of shares of Parent Common Stock and options to purchase Parent Common Stock outstanding on September 30, 1998 and the number of shares of Common Stock to be outstanding on the Offering Closing Date, options to purchase approximately 612,017 shares of Common Stock would have been granted in connection with Adjusted Options.

JOINT MARKETING AGREEMENT

  Prior to the Offering Closing Date, the Company and the Parent intend to enter into a joint marketing agreement (the "Marketing Agreement"), pursuant to which the Parent and the Company will agree to continue certain joint marketing efforts presently in place. The Marketing Agreement will provide that the Company shall continue to be presented on the home page of the Parent's "PC Mall" Website on at least one quarter of the page as well as receive a banner advertisement on the home page of the Parent's "PC Mall" Website. The Marketing Agreement will provide that uBid shall provide to the Parent a button that "clicks through" from the home page of the Company's Website to the Parent's "PC Mall" Website. As consideration for these marketing services, the Company will either make a payment of $10,000 per month to the Parent or the Parent, in its sole discretion, may elect to receive a banner advertisement on each page of the Company's Website in lieu of the monthly payment. The Marketing Agreement will have a term of one year and shall be terminable by either party upon 60 days prior written notice.

INTERNET/TELECOMMUNICATIONS AGREEMENT

  Prior to the Offering Closing Date, the Company and the Parent also intend to enter into an Internet/telecommunications agreement (the "Internet/Telecommunications Agreement") pursuant to which the Parent will continue to provide the Company with certain Internet and telecommunications services, including hosting the Company's Website. The Company will agree to reimburse the Parent for all telecommunications charges (other than personnel charges), as well as pay additional monthly personnel charges on a cost-plus 10% basis and capital equipment charges based on standard lease rates. The Internet/Telecommunications Agreement will have an initial term of one year and be cancelable, at the option of either party, upon 90 days prior written notice, provided that, upon such cancellation, the Company shall be required to purchase all capital equipment from the Parent at its depreciated book value.

SUBLEASE AGREEMENT

  In July 1998, the Company and the Parent entered into a sublease currently covering 100,000 square feet of the Parent's 325,000 square foot distribution center in Memphis, Tennessee. The sublease provides for the Company's continued use of the Parent's sophisticated inventory control and shipping systems during the term of the sublease. The sublease is at a monthly rate equal to the Parent's obligations to the landlord, plus taxes and utilities, and will expire in 2002.

OTHER RELATIONSHIPS WITH THE PARENT

  On the Offering Closing Date, the Parent will own 7,329,883 shares of Common Stock, which will represent approximately 82.3% of the voting power of all outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). In addition, Frank F. Khulusi, a director of the Company, also is the Chairman, President and Chief Executive Officer of the Parent.

PARENT CREDIT AGREEMENT

  The Parent is party to a credit agreement pursuant to which it has a credit facility of up to $60 million. Under the credit agreement, each of the Parent's subsidiaries, including the Company, is required to guarantee the Parent's obligations and to grant the lender a security interest in its assets to secure the obligations under the guaranty. The lender has signed a letter consenting to both the Offering and the Distribution and agreeing that the Company's guaranty obligations will cease, and the security interest in the collateral will be released, concurrently with the consummation of the Offering. In connection with obtaining the lender's consent thereto, the Company and the Parent have entered into an agreement with the lender, effective from the consummation of the Offering through the Distribution, that provides that neither the Company nor the Parent will make certain transfers to each other of their respective assets which might impair the effectiveness or enforceability of the lender's security interest in assets of the Parent.

PAYABLE TO PARENT

  Since Inception, the Parent has provided the funds to finance the Company's operations in the form of advances (approximately $3.7 million at September 30, 1998) that bear interest at the prime rate. The Company expects that the amount of such advances through the Offering Closing Date will approximate $5 million. These advances will become payable 18 months following the Offering Closing Date with interest payable monthly.

                             PRINCIPAL STOCKHOLDER

  Prior to the Offering Closing Date, the Company has been a wholly-owned, indirect subsidiary of the Parent. On the Offering Closing Date, the Parent will own 7,329,883 of the outstanding shares of Common Stock, which will represent approximately 82.3% of the voting power of all outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). Except for the Parent, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock upon the Offering Closing Date.

  The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of November 1, 1998 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Officers, and (iv) all directors and Named Officers of the Company as a group.

                                                                  PERCENTAGE
                                                                 BENEFICIALLY
                                      NUMBER OF    NUMBER OF         OWNED
                                        SHARES    SHARES TO BE -----------------
                                     BENEFICIALLY SOLD IN THE   BEFORE   AFTER
BENEFICIAL OWNER (1)                    OWNED       OFFERING   OFFERING OFFERING
--------------------                 ------------ ------------ -------- --------
Creative Computers, Inc. (2).......   7,329,883       --        100.0%    82.3%
Gregory K. Jones (3)...............      73,299       --            *        *
Thomas E. Werner...................         --        --            *        *
George Lu..........................         --        --            *        *
Timothy E. Takesue.................         --        --            *        *
David L. Hirschman (4).............      21,990       --            *        *
Joel D. Ludvigsen .................         --        --            *        *
David L. Matthews (5)..............      14,660       --            *        *
Brian A. Williams..................         --        --            *        *
Frank F. Khulusi...................         --        --            *        *
Howard A. Tullman..................         --        --            *        *
Norman H. Wesley...................         --        --            *        *
All directors and Named Officers as
 a group (11 persons) (6)..........     109,949       --          1.5%     1.2%

--------
 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Except as otherwise specified, the address of all persons on the list set forth above is: 2525 Busse Road, Elk Grove Village, Illinois 60007.

(2) The address of Creative Computers, Inc. is 2555 West 190th Street, Torrance, California 90504.

(3) Includes options to purchase approximately 73,299 shares of Common Stock which are presently vested or will vest on the Offering Closing Date.

(4) Includes options to purchase approximately 21,990 shares of Common Stock which are presently vested or will vest on the Offering Closing Date.

(5) Includes options to purchase approximately 14,660 shares of Common Stock which are presently vested or will vest on the Offering Closing Date.

(6) Includes an aggregate of 109,949 shares of Common Stock issuable upon the exercise of options that are presently vested or will vest on the Offering Closing Date.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  The Certificate of Incorporation authorizes 25,000,000 shares of capital stock consisting of (a) 5,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"), and (b) 20,000,000 shares of Common Stock. Of the shares of Common Stock, 1,580,000 shares are being offered hereby. Immediately following the Offering Closing Date, 8,909,883 shares of Common Stock (9,146,883 shares if the Underwriters exercise their over-allotment option in full) will be outstanding, of which 7,329,883 shares of Common Stock will be held by the Parent, and no shares of Preferred Stock will be outstanding. All of the shares of Common Stock that will be outstanding immediately following the Offering Closing Date, including the shares of Common Stock sold in the Offering, will be validly issued, fully paid and nonassessable. The following summary description of the capital stock of the Company is qualified by reference to the Certificate of Incorporation and Bylaws of the Company, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  VOTING. The Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of Common Stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted holders of any Preferred Stock, amendments to the Certificate of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Common Stock. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

  DIVIDENDS. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of shares of Common Stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available therefor. See "Dividend Policy."

  LIQUIDATION. Subject to any preferential rights of any outstanding series of Preferred Stock created from time to time by the Board, upon liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

  OTHER RIGHTS. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, to fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix or alter the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, the dissolution preferences and the rights in respect to any distribution of assets of any wholly unissued series of Preferred Stock and the number of shares constituting any such series, and the designation thereof, or any of them and to increase or decrease the number of shares of any series so created.

  The Company believes that the ability of the Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

  Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. See "Risk Factors--Anti-Takeover Effects of Delaware Law and Certain Charter Provisions."

CERTAIN ANTI-TAKEOVER EFFECTS

  Certain provisions of the Certificate of Incorporation and Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

  The Certificate of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company. Moreover, under the DGCL, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause.

  The Certificate of Incorporation provides that special meetings of stockholders may be called by the President and Chief Executive Officer or at the request of a majority of the Board of Directors of the Company.

  The Bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice to bring business before a meeting must be delivered to, or mailed and received at, the principal executive office of the Company not less than 60 days nor more than 90 days prior to the scheduled meeting. The Bylaws will also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual meeting or from bringing other matters before the stockholders at a meeting.

  The Certificate of Incorporation does not allow the stockholders of the Company to take action by written consent.

  Section 203 of the DGCL ("Section 203") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that owns (or, within the prior three years, did own) 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, the Parent and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

  The Certificate of Incorporation contains a provision that is designed to limit directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability as a result of: (i) any breach of the duty of loyalty to the Company or its stockholders; (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the DGCL; or (iv) actions or omissions pursuant to which the director received an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Certificate of Incorporation does not eliminate a director's duty of care. The inclusion of this provision in the Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

  The Certificate of Incorporation and Bylaws also provide that the Company will indemnify its directors and officers, and may indemnify any of its employees and agents, to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions and to advance funds to its directors and officers to enable them to defend against such proceedings.

  At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of the Company where such indemnification will be required or permitted.

REGISTRATION RIGHTS

  After the Offering Closing Date, the Parent and Messrs. Frank and Sam Khulusi will have the right, in certain circumstances to require registration of shares of Common Stock under the 1933 Act. The registration rights granted to the Parent are provided for by the Separation and Distribution Agreement and will terminate upon the consummation of the Distribution. The registration rights granted to Messrs. Frank and Sam Khulusi are covered by a separate agreement and will only become effective if the Distribution occurs. Under the terms of each of the registration rights agreements between the Company and these holders of such registrable securities, if the Company proposes to register any of its securities under the 1933 Act, the registration rights agreements provide that the holder, or holders, as applicable, are entitled to notice of such registration and are entitled to include shares of such Common Stock therein (a "Piggyback Registration"). Subject to certain limitations in the agreements, the Parent, on the one hand, and Messrs. Frank and Sam Khulusi, on the other hand, may require, on two occasions, that the Company use its best efforts to register such shares for public resale, subject to certain limitations ("Demand Registration"). These registration rights are subject to certain conditions and limitations, among them the right of the underwriters in a Piggyback Registration to limit the number of shares included in such registration in certain circumstances. The Company will bear the cost of all Piggyback Registrations. In addition, the Company will bear the costs of up to $100,000 of the first, and up to $50,000 of the second, Demand Registrations of Messrs. Frank and Sam Khulusi. The Parent has agreed not to request registration of its shares of Common Stock for 180 days following the Offering Closing Date. Messrs. Frank and Sam Khulusi have agreed not to request the registration of their shares pursuant to any Demand Registration for 180 days following the Distribution Date. In addition, for an additional 90 days after the applicable 180-day period, the Company will be entitled to include its shares in any requested Demand Registration and to reduce the number of shares to be sold by the Parent or Messrs. Frank and Sam Khulusi thereunder to a minimum of 20%, collectively, of the total offering plus the amount of any underwriters' over-allotment option. If, as a result of this cutback procedure, the number of shares sold by the Company in the offering constitutes more than one half of the total shares sold, the registration of such shares would be treated as a Piggyback Registration, and the Company would bear the cost of such registration as noted above.

TRANSFER AGENT AND REGISTRAR

  LaSalle National Bank will be the transfer agent and registrar for the Common Stock.

           U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  The Parent has received the PwC Opinion to the effect that for Federal income tax purposes:

  1. The Distribution will qualify as a tax-free spin-off under Section 355 of the Code.

  2. The contribution by the Parent of certain rights in software to the Company, followed by the distribution by the Parent of all of its Common Stock, will qualify as a reorganization within the meaning of
Section 368(a)(1)(D) of the Code. The Company and the Parent will each be a "party to the reorganization" within the meaning of Section 368(b).

  3. No gain or loss will be recognized by the Parent upon the Distribution.

  4. No gain or loss will be recognized by holders of Parent Common Stock solely as a result of their receipt of Common Stock (including any fractional shares of Common Stock to which a holder may be entitled) in the Distribution.

  5. The aggregate tax basis of Parent Common Stock and Common Stock (including any fractional shares of Common Stock to which a holder may be entitled) held immediately after the Distribution by any holder will equal, in each instance, such holder's tax basis in its Parent Common Stock immediately before the Distribution, allocated in proportion to the relative fair market values of Parent Common Stock and Common Stock on the Distribution Date.

  6. The holding period of the Common Stock received in the Distribution (including any fractional shares of Common Stock to which a holder may be entitled) will include the holding period of Parent Common Stock with respect to which the Common Stock was distributed, provided that such Parent Common Stock was held as a capital asset on the Distribution Date.

  7. Where cash is received by a holder of Parent Common Stock in lieu of fractional share interests in the Common Stock such fractional share interests will be treated as having been issued and then redeemed by such holder. The difference between the amount of cash received and basis allocable to such fractional share interest will be a capital gain or loss, as the case may be, provided that Parent Common Stock is held as a capital asset on the Distribution Date.

  8. Proper allocation of earnings and profits between the Company and the Parent will be required by current Treasury regulations.

  The PwC Opinion is subject to certain factual representations and assumptions. The Company is not aware of any present facts or circumstances that would cause such representations and assumptions to be untrue. The Parent and the Company will also agree to certain restrictions on their future actions to provide further assurances that the Distribution will qualify as tax free. See "Risk Factors--Tax Indemnification Obligation; Limitation on Issuances of Equity Securities Following the Distribution," "--Limited Ability to Issue Common Stock Prior to Distribution" and "Certain Transactions--Tax Indemnification and Allocation Agreement." In the event that the Parent decides to seek a letter ruling from the IRS with respect to the Federal income tax consequences of the Distribution, there can be no assurance that the IRS will not take a position contrary to that expressed in the PwC Opinion. See "Risk Factors--Risk of Noncompletion of a Tax-Free Distribution."

  If the Distribution were not to qualify under Section 355 of the Code, then
(i) the Parent would recognize capital gain equal to the excess of (x) the fair market value of the Common Stock on the Distribution Date over (y) its adjusted tax basis in the Common Stock, and (ii) each holder of Parent Common Stock who receives shares of Common Stock in the Distribution would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of such shares of the Common Stock on the Distribution Date, taxed first as a dividend to the extent of such stockholder's pro rata share of the Parent's current and accumulated earnings and profits, and then as a nontaxable return of capital to the extent of such stockholder's basis in Parent Common Stock (with any remaining amount being taxed as capital gain). Pursuant to the Tax Indemnification and Allocation Agreement, the Parent and the Company will agree that if any one of certain events occurs, and such event causes the Distribution not to be a tax-free transaction to the Parent under Section 355, then the Company will indemnify the Parent for the income taxes the Parent may occur by reason of the Distribution not so qualifying under the Code. The Parent will indemnify the Company for such taxes for which the Company has no liability to the Parent under the Tax Indemnification and Allocation Agreement. Regardless of such agreement, the Parent and the Company will each be severally liable to the Internal Revenue Service for the full amount of any such Federal corporate level tax that is not paid by the other. For a description of the Tax Indemnification and Allocation Agreement, see "Certain Transactions--Tax Indemnification and Allocation Agreement."

  Stockholders of the Parent should consult their own advisers as to the specific tax consequences of the Distribution to their particular circumstances, including the effects of foreign, state and local tax laws and the effect of possible changes in tax laws.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Of the 8,909,883 shares of Common Stock to be outstanding on the Offering Closing Date (9,146,883 shares if the Underwriters exercise their over-allotment option in full) the 1,580,000 shares of Common Stock sold in the Offering (1,817,000 shares if the Underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the 1933 Act, except for any such shares which be may acquired by an affiliate of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the 1933 Act ("Rule 144"). On the Offering Closing Date, the Parent will own 7,329,883 shares of Common Stock which will constitute 82.3% of the outstanding shares of Common Stock (80.1% if the Underwriters exercise their over-allotment option in full). Parent has announced that, subject to certain conditions, the Parent intends to distribute to its stockholders in 1999 all of the Common Stock held by the Parent by means of the Distribution. Shares of Common Stock to be distributed to the Parent's stockholders in the Distribution generally will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be Affiliates. Persons who may be deemed to be Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and certain officers of the Company as well as significant stockholders of the Company, if any. Persons who are Affiliates will be permitted to sell the shares of Common Stock that are issued in the Offering or that they receive in the Distribution only pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act, including exemptions provided by Rule 144.

  The shares of Common Stock held by the Parent are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the 1933 Act or pursuant to an exemption from the regulations thereunder, including exceptions provided by Rule 144. Subject to applicable law and to the contractual restriction with the Underwriters described below, the Parent may sell any and all of the shares of Common Stock it owns after completion of the Offering. The Separation and Distribution Agreement will provide that the Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by the Parent. See "Certain Transactions-- Separation and Distribution Agreement." The Company, each of its directors and executive officers and the Parent have each agreed, for a period of 180 days after the date of this Prospectus, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch on behalf of the Underwriters. See "Underwriting." In addition, after the Offering Closing Date and prior to the Distribution Date, the Company has agreed not to issue any shares of its capital stock or any rights, warrants, or other securities to purchase or acquire any shares of its capital stock, without the prior consent of the Parent. See "Certain Transactions--Separation and Distribution Agreement." Subject to the foregoing restrictions, the Company may issue additional shares of Common Stock to raise equity or make acquisitions. The Company may also issue additional shares of Common Stock to the Parent in exchange for additional investments of cash or other property by the Parent in the Company.

  In addition, upon completion of the Distribution, certain stock options exercisable for shares of Parent Common Stock will be converted into stock options exercisable for shares of Common Stock. See "Certain Transactions--Tax Indemnification and Allocation Agreement." In addition, subject to the prior consent of the Parent, the Company may grant options to purchase shares of Common Stock to employees, non-employee directors and independent contractors of the Company pursuant to the 1998 Stock Incentive Plan. See "Management-- Stock Options." The Company currently expects to file promptly following the Offering Closing Date a registration statement under the 1933 Act to register shares reserved for issuance under the 1998 Stock Incentive Plan. Shares issued pursuant to the 1998 Stock Incentive Plan after the effective date of such registration statement (other than shares issued to Affiliates) generally will be freely tradable without restriction or further registration under the 1933 Act.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C. are acting as Representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and the Underwriters, the Company has agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..................................................   465,000
   William Blair & Company, L.L.C. ...................................   465,000
   BT Alex. Brown Incorporated........................................   100,000
   Dain Rauscher Wessels..............................................   100,000
   Deutsche Bank Securities Inc.......................................   100,000
   NationsBanc Montgomery Securities LLC..............................   100,000
   Adams, Harkness & Hill, Inc........................................    50,000
   EVEREN Securities, Inc.............................................    50,000
   JWGenesis Capital Markets, LLC.....................................    50,000
   Volpe Brown Whelan & Company, LLC..................................    50,000
   Wit Capital Corporation............................................    50,000
                                                                       ---------
        Total......................................................... 1,580,000
                                                                       =========

  In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.60 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  At the Company's request, the Underwriters have reserved for sale at the initial public offering price up to 110,000 shares of Common Stock offered hereby for certain individuals who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  The Company has granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 237,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

  Each of the Company, its directors and executive officers and the Parent has agreed, for a period of 180 days after the date of this Prospectus, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the 1933 Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters. See "Shares Eligible for Future Sale." Additionally, Messrs. Frank and Sam Khulusi have each agreed, until 180 days following the Distribution Date, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of or transfer any shares of Common Stock owned by them, or exercise any demand for registration of any shares of Common Stock.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-revenue and discounted price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "UBID," subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on that market, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

  The Underwriters do not expect sales of the Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

  The Company and the Parent have agreed to indemnify, jointly and severally, the Underwriters against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transaction may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Offering may be reclaimed by the Underwriters if such shares of Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that may otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster llp, Irvine, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

  The financial statements of the Company at December 31, 1997 and September 30, 1998 and for the period from Inception to December 31, 1997 and for the nine months ended September 30, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the 1933 Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

  On the Offering Closing Date, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected on the Commission's site on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors........................................... F-2
Balance Sheets as of December 31, 1997 and September 30, 1998............ F-3
Statements of Operations for the Period April 1, 1997 (Inception) to
 December 31, 1997 and the Nine Months Ended September 30, 1998.......... F-4
Statements of Cash Flows for the Period April 1, 1997 (Inception) to
 December 31, 1997 and the Nine Months Ended September 30, 1998.......... F-5
Statements of Changes in Stockholder's Deficit for the Period April 1,
 1997 (Inception) to December 31, 1997 and the Nine Months Ended
 September 30, 1998...................................................... F-6
Notes to Financial Statements............................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
uBid, Inc.

  We have audited the accompanying balance sheets of uBid, Inc. (a wholly-owned subsidiary of Creative Computers, Inc.) as of December 31, 1997 and September 30, 1998, and the related statements of operations, cash flows and changes in stockholder's deficit for the period from April 1, 1997 (Inception) to December 31, 1997 and the nine-month period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of uBid, Inc. as of December 31, 1997 and September 30, 1998, and the results of its operations and its cash flows for the period from April 1, 1997 (Inception) to December 31, 1997 and the nine-month period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
November 16, 1998, except as to Note 7, as to which the date is November 30, 1998.

                                   uBID, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
                       ASSETS
Current assets:
Accounts receivable, net of allowances of $20 at
 September 30, 1998.................................    $   9        $   499
Merchandise inventories.............................        2          4,498
Prepaid expenses....................................       20             10
                                                        -----        -------
    Total current assets............................       31          5,007
Deferred offering costs.............................      --             739
Fixed assets, net...................................      327            302
                                                        -----        -------
    Total assets....................................    $ 358        $ 6,048
                                                        =====        =======
       LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable....................................    $ --         $ 4,760
Accrued professional fees...........................      --             383
Accrued advertising.................................      --             263
Accrued expenses and other current liabilities......      --             225
                                                        -----        -------
    Total current liabilities.......................      --           5,631
Advances from the Parent............................      670          3,709
Stockholder's deficit:
Preferred Stock; $.001 par value; 5,000,000 shares
 authorized; no shares issued or outstanding........      --             --
Common Stock; $.001 par value; 20,000,000 shares
 authorized; 7,329,883 shares issued and
 outstanding........................................        1              1
Additional paid-in-capital..........................      --             --
Accumulated deficit.................................     (313)        (3,293)
                                                        -----        -------
    Total stockholder's deficit.....................     (312)        (3,292)
                                                        -----        -------
    Total liabilities and stockholder's deficit.....    $ 358        $ 6,048
                                                        =====        =======


                     See notes to the financial statements.

                                   uBID, INC.

                            STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    PERIOD FROM
                                                   APRIL 1, 1997   NINE-MONTH
                                                   (INCEPTION) TO PERIOD ENDED
                                                    DECEMBER 31,  SEPTEMBER 30,
                                                        1997          1998
                                                   -------------- -------------
Net revenues......................................   $       9      $  24,125
Cost of revenues..................................           8         22,192
                                                     ---------      ---------
Gross profit......................................           1          1,933
Operating expenses:
  Sales and marketing.............................          10          1,353
  Technology and development......................          66            694
  General and administrative......................         212          2,707
                                                     ---------      ---------
    Total operating expenses......................         288          4,754
                                                     ---------      ---------
Loss from operations..............................        (287)        (2,821)
Interest expense to Parent........................          26            159
                                                     ---------      ---------
Loss before income taxes..........................        (313)        (2,980)
Provision for income taxes........................         --             --
                                                     ---------      ---------
Net loss..........................................   $    (313)     $  (2,980)
                                                     =========      =========
Basic and diluted net loss per share..............   $   (0.04)     $   (0.41)
                                                     =========      =========
Shares used to compute basic and diluted net loss
 per share........................................   7,329,883      7,329,883


                     See notes to the financial statements.

                                   uBID, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    PERIOD FROM
                                                   APRIL 1, 1997   NINE-MONTH
                                                   (INCEPTION) TO PERIOD ENDED
                                                    DECEMBER 31,  SEPTEMBER 30,
                                                        1997          1998
                                                   -------------- -------------
Cash flows from operating activities:
  Net loss........................................     $(313)        $(2,980)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
  Depreciation and amortization...................         4             101
  Changes in operating assets and liabilities:
    Accounts receivable, net......................        (9)           (490)
    Prepaid expenses..............................       (20)             10
    Merchandise inventories, net..................        (2)         (4,496)
    Accounts payable..............................       --            4,760
    Accrued professional fees.....................       --              383
    Accrued advertising...........................       --              263
    Accrued expenses and other current
     liabilities..................................       --              225
                                                       -----         -------
Net cash used by operating activities.............      (340)         (2,224)
Cash flows from investing activities:
  Purchases of property and equipment.............      (331)            (75)
                                                       -----         -------
Net cash used by investing activities.............      (331)            (75)
Cash flows from financing activities:
  Issuance of Common Stock to the Parent..........         1             --
  Advances from the Parent........................       670           3,038
  Deferred offering costs.........................       --             (739)
                                                       -----         -------
Net cash provided by financing activities.........       671           2,299
                                                       -----         -------
Net change in cash and cash equivalents...........       --              --
Cash and cash equivalents at beginning of period..       --              --
                                                       -----         -------
Cash and cash equivalents at end of period........     $ --          $   --
                                                       =====         =======


                     See notes to the financial statements.

                                   uBID, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT

                                 (IN THOUSANDS)

                                 COMMON STOCK  ADDITIONAL
                                 -------------  PAID-IN   ACCUMULATED
                                 SHARES AMOUNT  CAPITAL     DEFICIT     TOTAL
                                 ------ ------ ---------- -----------  -------
Issuance of Common Stock to the
 Parent......................... 7,330  $    1 $     --   $       --   $     1
Net loss for the period.........   --      --        --          (313)    (313)
                                 -----  ------ ---------  -----------  -------
Balance at December 31, 1997.... 7,330  $    1       --          (313)    (312)
Net loss for the period.........   --      --        --        (2,980)  (2,980)
                                 -----  ------ ---------  -----------  -------
Balance at September 30, 1998... 7,330  $    1 $     --   $    (3,293) $(3,292)
                                 =====  ====== =========  ===========  =======



                     See notes to the financial statements.

                                  uBID, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY

  uBid is engaged in the retail sale of excess merchandise, including close-out and refurbished products, utilizing an interactive online auction. The Company currently specializes in selling primarily brand name computer, consumer electronics and home and leisure products over the World Wide Web to consumers and small and medium-sized businesses.

  The Company, a wholly-owned, indirect subsidiary of Creative Computers, Inc. ("Parent"), a publicly-traded corporation, was incorporated on September 19, 1997. Beginning on April 1, 1997 ("Inception"), prior to the formation of the Company, the Parent began funding certain startup and development costs related to the Company's business. For the period from Inception to September 19, 1997, incorporation of the Company, such costs aggregated approximately $127 of which approximately $49 were capitalized. The net loss for the period Inception to September 19, 1997 was approximately $78. On September 19, 1997, assets and liabilities related to the Company were recorded by the Company at the Parent's basis. The financial statements have been prepared as if the Company operated as a stand-alone entity since Inception.

REVENUE RECOGNITION

  The Company sells merchandise from vendors under one of two types of sales transactions. The Company either purchases merchandise and sells it to customers or sells merchandise to customers under consignment-type revenue sharing agreements with vendors. For the nine months ended September 30, 1998, the Company's sales of purchased inventory comprised approximately 97% of revenues, with consignment-type revenue sharing representing approximately 3% of revenues.

 SALES--PURCHASED INVENTORY

  For sales of merchandise owned and warehoused by the Company, the Company is responsible for conducting the auction, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. The Company recognizes the gross sales amount as revenue upon verification of the credit card transaction authorization and shipment of the merchandise. In instances where the credit card authorization has been received but the merchandise has not yet been shipped, the Company defers revenue recognition until the merchandise is shipped. The Company had no deferred revenue at December 31, 1997 or September 30, 1998. Revenue from sales where credit has been extended is recognized when merchandise is shipped.

 SALES--REVENUE SHARING AGREEMENTS

  For sales of merchandise under revenue sharing agreements, the Company either takes physical possession of the merchandise or the vendor retains physical possession of the merchandise. In either case, the Company is not obligated to take title to the merchandise nor does it take title unless it successfully sells the merchandise at auction. Upon completion of an auction, the Company purchases the inventory, takes title to the merchandise, charges the customer's credit card and either ships the merchandise directly or arranges for a third party to complete delivery to the customer. The Company records the gross sales amount as revenue upon verification of the credit card authorization and shipment of the merchandise. In instances where credit card authorization has been received but the merchandise has not been shipped, the Company defers revenue recognition until the merchandise is shipped. The Company had no deferred revenue at December 31, 1997 or September 30, 1998. Revenue from sales where credit has been extended is recognized when merchandise is shipped.

                                  uBID, INC.

MERCHANDISE RETURN POLICY

  The Company's return policy is that merchandise sold by the Company is sold on an "as is" basis and is not returnable. However, the Company, although not obligated to do so, may accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. The Company provides for allowances for estimated future returns at the time of shipment based on historical experience.

MERCHANDISE INVENTORY

  The Company accounts for merchandise inventory under the first-in first-out method. Inventory is carried at lower of cost or market.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets which range from three to five years.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

  The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The Company has recognized no such losses.

SOFTWARE DEVELOPMENT COSTS

  In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage and capitalized during the application development stage and amortized over three years. During the period ended December 31, 1997 and the nine-month period ended September 30, 1998, $39 and $0 was expensed, respectively. As of December 31, 1997 and September 30, 1998, capitalized software net of accumulated amortization was $264 and $194, respectively.

ADVERTISING COSTS

  Advertising costs are charged to expense as incurred. Advertising expense was $0 and $1,248 for the periods ended December 31, 1997 and September 30, 1998, respectively.

INCOME TAXES

  The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  The operations of the Company are included in the consolidated tax return of the Parent. The tax provision presented in these financial statements was determined as if the Company filed a separate return.

ACCOUNTING FOR STOCK-BASED COMPENSATION

  The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting
                                  uBID, INC.

for its stock based compensation plans, as permitted by Financial Accounting Standards Board Statement 123 (SFAS 123) "Accounting for Stock Based Compensation."

NET LOSS PER SHARE

  Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the reported periods. Diluted net loss per share reflects the potential dilution that could occur if stock options and other commitments to issue Common Stock were exercised. During the periods ended December 31, 1997 and September 30, 1998, options to purchase 458,118 and 869,690 common shares were anti-dilutive and have been excluded from the weighted average share computation.

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable from individuals and merchants located in the United States. Sales are generally made through credit cards and are pre-approved. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable and potential credit losses. Such losses have been immaterial.

CONCENTRATION OF VENDORS

  The Company is dependent upon vendors to supply it with merchandise for sale through the Company's Internet auctions. For the period from Inception to December 31, 1997 one vendor, the Parent, accounted for approximately 100% of net revenues from related product sales. For the nine-month period ended September 30, 1998, the Parent accounted for approximately 11% of net revenues from related product sales.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

STOCK SPLIT

  On June 25, 1998, the Board of Directors effected a 100,000-for-one split of the outstanding shares of the Company's Common Stock. All common shares and per share data have been retroactively adjusted to reflect the stock split.

2. FIXED ASSETS

  Fixed assets consist of the following:

                              DECEMBER 31, SEPTEMBER 30,
                                  1997         1998
                              ------------ -------------
     Computer, machinery and
      equipment..............     $ 64         $ 101
     Computer software.......      267           306
                                  ----         -----
                                   331           407
     Less accumulated
      depreciation and
      amortization...........       (4)         (105)
                                  ----         -----
                                  $327         $ 302
                                  ====         =====

                                  uBID, INC.

3. RELATED PARTY TRANSACTIONS

  Since Inception, the Parent has provided advances to the Company for working capital and fixed asset purchases of $670 and $3,709 through December 31, 1997 and September 30, 1998, respectively. The advances bear interest at the prime rate (8.5% at December 31, 1997 and September 30, 1998). Interest expense was $26 and $159 for the period ended December 31, 1997 and the nine months ended September 30, 1998, respectively. The Company participates in the Parent's cash management process. In connection therewith, cash receipts related to the Company's business are applied directly to reduce the Advances from the Parent.

  It is the Parent's intention to continue to fund these cash needs and will not require repayment of the advances for the foreseeable future, and in any case through December 1, 1999. When the Company completes its anticipated initial public offering of Common Stock (see Note 6), the then outstanding balance payable to the Parent will be converted to an interest only note at prime with the principal due 18 months from the IPO date.

  In addition, the Parent provides various services such as administration (accounting, human resources, legal), warehousing and distribution (through June 1998), Internet/telecom and joint marketing to the Company. In consideration for those services, the Parent has historically allocated a portion of its overhead costs related to such services to the Company. The charges for these services were:

                                                     PERIOD FROM
                                                    APRIL 1, 1997   NINE-MONTH
                                                    (INCEPTION) TO PERIOD ENDED
                                                     DECEMBER 31,  SEPTEMBER 30,
                                                         1997          1998
                                                    -------------- -------------
     Administrative................................      $ 36         $  353
     Warehousing and distribution..................        --            417
     Internet/telecom and joint marketing..........       172            640
                                                         ----         ------
                                                         $208         $1,410
                                                         ====         ======

  Administration costs for services provided by the Parent to the Company were determined by identifying all of the Parent's personnel who supported the Company. Their pay, based on the number of hours of service provided, benefits, plus an allocation of overhead, was used to calculate these costs. Credit card processing for transactions above a certain dollar amount was based on $1.50 per order. Prior to June 30, 1998, warehousing and distribution was charged at $4.00 per order and was based on the Parent's fully burdened cost per order for warehousing and distribution. Effective July 1, 1998 the Company began subleasing 50,000 square feet of warehouse space from the Parent at the Parents marginal cost. In October 1998, the sublease was increased to 100,000 square feet at the same terms. The Company is also charged a pro-rata share, based on square footage, of the warehouse utilities, property taxes, and other warehouse costs. Direct labor to operate the warehouse was charged directly to the Company. Internet/telecom service costs includes an allocation of monthly depreciation for all hardware and software based on usage by the Company, as well as monthly rates for telecommunication expenses consumed by the Company. Management asserts that the methods to identify and allocate costs to the Company for these services provided by the Parent are reasonable.

  One of the Company's officers and one of its directors also serve as an officer and a director, respectively, of the Parent.

4. INCOME TAXES

  No tax benefit has been provided for the periods ended December 31, 1997 and September 30, 1998 pretax losses due to the uncertainty of realization of these benefits in future years.

                                  uBID, INC.

  The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
     Expected taxes at federal statutory tax rate...     34.0%         34.0%
     Nonrecognition of tax benefits.................    (34.0)        (34.0)
                                                        -----         -----
                                                          -- %          -- %
                                                        =====         =====

  Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1997         1998
                                                      ------------ -------------
     Deferred tax assets:
       Start-up and development costs................    $ 105        $   89
       Net operating loss............................       10         1,216
       Other.........................................       10            12
                                                         -----        ------
                                                           125         1,317
       Valuation allowance...........................     (125)        1,317
                                                         -----        ------
                                                         $ --         $  --
                                                         =====        ======

5. EMPLOYEE BENEFITS

401(k) SAVINGS PLAN

  The Parent has a 401(k) Savings Plan which covers substantially all Company full-time employees. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). Administrative and matching costs, which are charged to the Company by the Parent, were not significant for the period from Inception to December 31, 1997 and for the nine-month period ended September 30, 1998.

EMPLOYEE STOCK OPTION PLANS

  The Company has granted non-qualified options to certain employees and a director of the Company to purchase Common Stock. All of the options granted are exercisable only in the event of an Initial Public Offering (IPO) or a Sale or Merger, as defined. Accordingly, no options were exercisable at December 31, 1997 or September 30, 1998. The terms of the options provide for vesting, generally over a 5-year period, except for options to purchase 183,247 shares of common stock at September 30, 1998 which vest as to 20% of the shares covered by such options upon completion of an IPO. The options expire 10 years from the date of grant.

  The following table summarizes stock option activity:

                                                                WEIGHTED AVERAGE
                                                       NUMBER    EXERCISE PRICE
                                                       -------  ----------------
       Granted........................................ 458,118       $0.27
       Canceled.......................................     --
       Exercised......................................     --
                                                       -------
         Outstanding at December 31, 1997............. 458,118       $0.27
       Granted........................................ 414,137       $1.19
       Canceled.......................................  (2,565)      $0.27
       Exercised......................................     --
                                                       -------
         Outstanding at September 30, 1998............ 869,690       $0.71
                                                       =======

  The options outstanding at December 31, 1997 all have an exercise price of $0.27. Of the options granted during the nine months ended September 30, 1998, options to purchase 373,090, 18,325, 1,832 and
                                  uBID, INC.

20,890 common shares have exercise prices of $0.27, $6.82, $10.20 and $11.79, respectively. Options at September 30, 1998 have a weighted average remaining contractual life of 5.95 years.

  Since the options can be exercised only upon the occurrence of either an IPO or Sale or Merger, as defined, a measurement date as defined by APB 25, has not yet occurred.

  If the Company completes the pending IPO, a measurement date will occur as of the effective date of the IPO, and the Company will be required to compute compensation expense based upon the difference between the exercise price of the options and the IPO price. Based upon the difference between the IPO price of $15.00 per share contained in the prospectus for the pending IPO, and the exercise prices of the 1,038,278 options outstanding at November 16, 1998, the total compensation charge will be approximately $13.3 million, which will be recognized over the vesting period. Assuming the IPO is completed at December 31, 1998, the compensation charge at that date will be approximately $5.9 million.

  The fair value of each stock option grant has been estimated pursuant to SFAS No. 123 on the date of grant using the minimum value method with the following weighted average assumptions:

    Risk free interest rate 6.3%
    Expected dividend yield none
    Expected lives          6 years
    Expected volatility     1

  The weighted average grant date fair values of options granted under the Plans during the nine months ended September 30, 1998 and the period from Inception to December 31, 1997 were $0.37 and $0.08, respectively.

  Since all options are exercisable only in the event of an IPO or Sale or Merger, as defined, no compensation expense would be recorded for these Plans in accordance with SFAS No. 123, since it is not probable that such awards will be earned.

1998 STOCK INCENTIVE PLAN

  In August 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (the 1998 Plan) and reserved 1,832,470 shares of Common Stock for issuance thereunder. The plan authorized the award of options, stock appreciation rights, restricted stock awards and performance based stock awards (each an Award). The maximum number of shares with respect to options and stock appreciation rights granted to any employee in any fiscal year is 476,442 shares. Options granted under the Plan may be either incentive stock options (ISO's) or nonqualified stock options (NSO'S). ISO's may be granted only to employee (including officers and directors who are also employees). Awards other than ISO's may be granted to employees, directors and consultants, as defined.

  Options under the Plan may be granted for periods up to ten years and at prices no less than 85% of the fair value of the shares on the date of grant provided, however, that the exercise price of an ISO may not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the fair market value of the shares on the date of grant.

  There have been no options granted under the Plan through September 30, 1998.

6.  INITIAL PUBLIC OFFERING OF COMMON STOCK

  In July 1998, the Company filed a Registration Statement to register up to 1,817,000 shares of its Common Stock for an initial public offering ("IPO"). Following the completion of the IPO, the Parent will continue to
                                uBID, INC.

own approximately 82% of the Company's outstanding Common Stock and as a result, will continue to control the Company. The Parent also announced that, subsequent to the completion of the anticipated IPO, it intends to distribute to the Parent's shareholders in 1999, subject to certain conditions and consents, all of the Parent's remaining equity interest in the Company ("Distribution").

  The Company and the Parent entered into on or prior to the consummation of the IPO, certain agreements governing various interim and ongoing relationships, including subleasing a portion of the Parent's warehouse, between the Company and the Parent after the completion of the anticipated IPO and subsequent Distribution. The terms of such agreements will generally provide for services to be rendered by the Parent similar to those described in Note 3. The costs of general accounting services, payroll and benefits administration, and internet/telecommunications will be charged based on the Parent's cost plus 10%. Credit services will be charged at $1.50 per transaction. For warehousing and distribution, effective July 1, 1998, the Company is subleasing a portion of the Parent's distribution facility pursuant to a sublease agreement and is being charged a pro rata portion of the Parent's occupancy costs for this facility. Pursuant to the Sublease Agreement, future minimum lease payments to the Parent are $275,000 annually in 1999 through 2002 and $206,000 in 2003. The rates or amounts to be paid by the Company under these agreements are not expected to be materially different than the rates or amounts currently being charged by the Parent.


7.  RESTATEMENT OF CAPITAL ACCOUNTS

  On November 28, 1998, the Board of Directors approved a reverse stock split of approximately 0.732988-for-one of the Company's outstanding Common Stock. All common shares and per share data have been retroactively adjusted to reflect this reverse stock split.

GOING ONCE......

[color photo of            Customers select a bargain          [color photo
product page from the      that catches their eye from         of
Company's Website]         uBID'S easy-to-navigate list        registration
                           of products in many different       form]
                           categories. They click on the
                           "Bid Now!" button and select
                           how many of that product they
                           want and the amount they want
                           to bid. If this is their first
                           time visiting uBID, they will
                           be asked to complete a simple
                           registration form. Registering
                           with uBID is always FREE!

GOING TWICE.......

[color photo of            During a live auction,              [color photo
product bid page from      customers can track the status      of e-mail
the Company's Website]     of their bid(s) at their            from the
                           personalized uBID "My Page."        Company to a
                           In addition, uBID                   customer]
                           automatically sends out a
                           "u've Been Outbid" e-mail to
                           notify customers when they no
                           longer have a winning bid.
                           Customers simply click a link
                           directly from this e-mail to
                           visit the uBID storefront and
                           increase their bid.

SOLD!

[color photo of e-         If a customer has one of the        [color photo
mails from the             winning bids at the end of the      of customer
Company to a               auction, the product is             receiving
customer]                  theirs! Most often, uBID ships      box]
                           their merchandise the next
                           day! All the details of a
                           customer's order will be sent
                           to them via e-mail, as well.

                           Repeat customers accounted for
                           approximately 68% of customer
                           orders for the three months
                           ended September 30, 1998.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Separation from the Parent................................................   23
Use of Proceeds...........................................................   25
Dividend Policy...........................................................   25
Capitalization............................................................   26
Dilution..................................................................   27
Selected Financial Data...................................................   29
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   35
Management................................................................   46
Certain Transactions......................................................   54
Principal Stockholder.....................................................   61
Description of Capital Stock..............................................   62
U.S. Federal Income Tax Consequences of the Distribution..................   66
Shares Eligible for Future Sale...........................................   68
Underwriting..............................................................   69
Legal Matters.............................................................   71
Experts...................................................................   71
Available Information.....................................................   71
Index to Financial Statements.............................................  F-1

                               ----------------

 UNTIL DECEMBER 28, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               1,580,000 SHARES

                          [LOGO OF uBID APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.

                            WILLIAM BLAIR & COMPANY

                               DECEMBER 3, 1998

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